02024133

P.E
12-31-01

MAR 15 2002

EATON

Eaton Corporation
2001 Annual Report

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL P

Focus


Influence



Eaton Corporation is a global $7.3 billion diversified industrial manufacturer that is a leader in fluid power systems; electrical power quality, distribution and control; automotive engine air management and fuel economy; and intelligent truck systems for fuel economy and safety. Eaton has 49,000 employees and sells products in more than 50 countries. For more information, visit www.eaton.com.

2 Financial Highlights
4 Letter to Shareholders
6 Focal Points
16 Financial Review Table of Contents
17 Report of Management
17 Report of Independent Auditors
18 Consolidated Financial Statements
22 Financial Review
34 Management's Discussion and Analysis
40 Quarterly Data
41 Six-Year Consolidated Financial Summary
42 Directors
42 Corporate Officers
42 Appointed Officers
43 Shareholder Information

Measure

Net Sales from Continuing Operations
(Millions of dollars)


6,515
7,104
6,358
8,005
8,309
7,299
1996
1997
1998
1999
2000
2001

Income from Continuing Operations Excluding Unusual Items
(Millions of dollars)


336
472
446
425
383
233
1996
1997
1998
1999
2000
2001

Income from Continuing Operations per Common Share Excluding Unusual Items


4.29
6.03
6.14
5.76
5.28
3.30
1996
1997
1998
1999
2000
2001

Net Cash Provided by Operating Activities of Continuing Operations
(Millions of dollars)


669
774
623
708
519
765
1996
1997
1998
1999
2000
2001

	Excluding unusual items		As reported	
	2001	2000	2001	2000
(Millions except for per share data)				
Continuing operations				
Net sales	$ 7,299	$ 8,309	$ 7,299	$ 8,309
Income before income taxes	346	582	278	552
Income after income taxes	233	383	169	363
Income from continuing operations per Common Share assuming dilution	$ 3.30	$ 5.28	$ 2.39	$ 5.00
Cash earnings from continuing operations per Common Share assuming dilution	$ 4.40	$ 6.37	$ 3.49	$ 6.09
Average number of Common Shares outstanding assuming dilution			70.5	72.6
Cash dividends paid per Common Share			$ 1.76	$ 1.76
Market price per Common Share				
High			$ 81.43	$ 86.56
Low			55.12	57.50
Total assets			$ 7,646	$ 8,180
Total debt			2,440	3,004
Shareholders' equity			2,475	2,410
Shareholders' equity per Common Share			$ 35.61	$ 35.29
Common Shares outstanding			69.5	68.3

Income from continuing operations as reported includes the following unusual items:

Income was reduced by unusual charges, primarily for restructuring and acquisition integration actions, of $129 in 2001 ($86 after-tax, or $1.21 per Common Share) and $52 in 2000 ($34 after-tax, or $.47 per share).

Income in 2001 was increased by a net pretax gain related to the sales of businesses of $61 ($22 after-tax, or $.30 per Common Share). Income in 2000 was increased by a net pretax gain related to the sales of corporate assets of $22 ($14 after-tax, or $.19 per share).

Cash earnings per Common Share represent income per share before non-cash amortization expense for goodwill and other intangible assets of $1.10 per share in 2001 and $1.09 in 2000.

This summary includes amounts for continuing operations only and excludes the semiconductor equipment operations which were spun-off to Eaton shareholders on December 29, 2000 and are reported as discontinued operations.

Resolve

To Our Shareholders:

To say that 2001 was a difficult year is to vastly understate the challenges faced by our corporation and the community we call the civilized world. Our end markets weakened, the economy declined and the world changed.

The year began with our markets experiencing their worst deterioration since the early 1980s. And this decline continued at an increasing rate through the first eight months of 2001. Then the markets, the economy, and the world were further shaken by the tragic events of September eleventh. We all will long remember this horrific day.

I am proud of the collective resolve of the employees of Eaton who helped those directly affected by these senseless acts of terrorism and rededicated themselves to the principles of freedom and the power of an inclusive culture. The courage shown by our employees—by returning immediately to normal activities in their family lives, jobs, and communities—was a powerful demonstration of leadership at a time when leadership was sorely needed.

Leadership is always a precious resource for an enterprise, but it is especially critical during a period of dramatic economic change, like the one we experienced in 2001. We are working to ensure that our strategy is clear, our operational objectives are broadly understood and the execution is increasingly crisp.

Our strategy remains the same: to reposition Eaton Corporation as a *premier* diversified industrial enterprise. As an important element of this transformation, we have changed our management model. We now run our corporation as an integrated operating company and are working hard to capture the full benefits of the scale and scope within the entire enterprise. Our performance in 2001 benefited directly from this approach and the implementation of the Eaton Business System.

Beginning in late 2000, we took swift and decisive actions when we foresaw a continued, dramatic weakening of the North American industrial economy. Our operating plan focused on three critical elements: outgrowing our end markets, resizing the corporation and strengthening our balance sheet.

While our sales and earnings declined substantially during 2001, we achieved very credible results:

- We were again successful in outgrowing our end markets in each of our four business segments. The weighted average of our end markets declined by approximately 15 percent during 2001, while Eaton sales declined by only 12 percent. We also garnered important new business commitments during the year in each of our business segments, which will contribute to our ability to continue to outgrow our end markets in 2002.
- We resized our resources to ensure that Eaton could continue to compete successfully at far lower levels of economic activity. Aggressive actions were taken throughout the year, including a total of $119 million of restructuring activities, the closing of 17 manufacturing plants and an 18 percent reduction in our total employment.
- During a period of depressed end markets, lower sales and reduced profitability, we strengthened Eaton's balance sheet markedly. We repaid more than $560 million of debt, improving our net debt to capital ratio from

As a better balanced, leaner, and more focused enterprise, Eaton is well positioned to take full advantage of the coming upturn in our end markets.



55 percent to below 47 percent. The outstanding cash flow generation from our operations reflects continued improvement in our manufacturing processes and the benefits of our new business model's increased involvement with strategic suppliers. We also successfully divested several non-core businesses during 2001.

- The value of the changed Eaton is beginning to be recognized by the financial markets. During a year when the Dow declined by 7.1 percent, the S&P 500 by 13 percent and the NASDAQ by 21.1 percent, Eaton's 2001 all-in return was 16.9 percent. For our shareholders who elected to hold the shares of Axcelis, which they received at the end of 2000, the combined all-in return was an impressive 21.7 percent.

We are operating in a period of increased uncertainty. While the North American markets may be at the bottom of the cycle, markets in Europe, South America and parts of Asia-Pacific are weakening.

We expect 2002 to be a transitional year during which our end markets will remain depressed in the first half, with the prospect of a mild recovery at the end of the year. Eaton is ready for the challenge. We have significantly improved our competitive position. We have resized our enterprise to compete successfully at lower levels of activity. And we have strengthened our balance sheet considerably. As a better balanced, leaner, and more focused enterprise, Eaton is well positioned to take full advantage of the coming upturn in our end markets.

Our vision remains the same—we are committed to our goals of 10 percent growth through the economic cycle, a 30 percent improvement in the rate of profitability and a further 15 percent improvement in our working capital velocity. While 2001 has been a disappointing year in terms of the decline in our end markets and the resultant decline in our earnings, we remain confident in Eaton's potential and committed to our heightened performance targets.

Alexander M. Cutler

Alexander M. Cutler

Chairman and Chief Executive Officer



Rejuvenate

Our Business Model

First we changed the company. Now we're changing the way we do business.

Over the last few years, Eaton has undergone a dramatic transformation. We changed from a traditional vehicle components manufacturer to a truly diversified industrial enterprise with four broad business segments: Fluid Power, Industrial & Commercial Controls, Automotive and Truck. We changed our business model and began managing our enterprise as one integrated operating company instead of four independent businesses. We introduced the Eaton Business System as a framework for capturing the benefits of our size, strength and scope. And we expanded the roles of Eaton's four senior vice presidents. In addition to running their lines of business, they were given corporate responsibility for the company-wide functions of marketing, innovation, quality, regional operations and supplier resource management. It's working. Today, we are less capital intensive, quicker in responding to market cycles, more capable of achieving savings and efficiencies with our supplier partners, and better equipped to seize new service and aftermarket business. Our Cutler-Hammer Engineering Services and Systems (C-H ESS) business demonstrated how Eaton's redesigned management model enabled us to profit from new market sectors. A total solutions source for facility electrical service and system needs, C-H ESS sales grew at a rate of 23 percent in 2001, in an economy where most businesses spiraled downward. Our business model also helped grow Eaton's Truck aftermarket division, established in March 2000 to mitigate the impact of industry downturns and create additional growth by offering parts and service solutions to customers in the commercial vehicle market. During the second half of 2001, it posted five consecutive months of sales growth, amidst a declining market for new vehicles. With a less vertically integrated organization, we can successfully drive other key growth initiatives across the company including: new product development; global expansion and acquisition; partnerships and outsourcing opportunities; robust supply chain management; a strategic marketing focus; heightened levels of customer responsiveness; involvement in burgeoning areas of the economy; and total immersion in a Web-enabled environment. For example, we continued to invest in Eaton University, our largely virtual institute for training and professional development. From traditional classrooms to a complete Web-based learning environment, Eaton University is helping to develop the skills and talent of our employees and channel partners. Fueled by a new business model that delivers real results, Eaton is well on its way to becoming a premier diversified industrial.

Anticipate

Organizing for Success

We can't control the global economy or our end markets, but we can manage Eaton.

The key to success in the global marketplace is anticipating change and capitalizing on it. In 2001, Eaton faced sharp declines in nearly all of our markets. While we could not control the economy, we could—and did—take decisive actions to help ensure the continued competitiveness of our organization. We lowered our structural costs and resized the company to operate more effectively and efficiently. We shed businesses and product lines that no longer fit our strategic objectives. We closed plants and consolidated facilities and functions. And we reduced the size of our workforce in order to compete at lower levels of economic activity. We expect these restructuring actions to deliver $100 million of savings in 2002. Additional restructuring actions undertaken in early 2002 in the Truck, Fluid Power and Industrial & Commercial Controls segments are expected to yield an additional $30 million of savings, for a total of $130 million of savings during the year. In 2001, we also acquired new businesses to help us reach or exceed our target of growing earnings per share by 10 percent through the cycle. All of this would have been impossible to accomplish without the continued dedication of Eaton employees around the world. Whether working on restructuring actions or ongoing business improvements, our employees pulled together during these tough times to ensure that we kept our commitments to our customers. We now stand more focused, resilient and prepared for any future challenge. And as an enterprise, Eaton is stronger, more competitive and better positioned to take maximum advantage of the eventual economic recovery.





Integrate

The Power of One Eaton

We create value when the whole of our enterprise exceeds the combination of its diverse parts. It's the power of one Eaton.

To become a premier diversified industrial, Eaton is building value in each of its individual businesses while leveraging the diversity and scale of the entire enterprise. The Eaton Business System (EBS) is our framework for managing Eaton's worldwide operations as one integrated operating company in order to exceed the rising performance expectations of all our stakeholders. By providing a common philosophy, set of values, management tools and measures, the EBS lays the foundation for achieving operational excellence. Together, its interrelated elements positively impact Eaton's results through improvements in working capital, cost savings, operating margins, and the launching of new products. The EBS focuses on improving results by encouraging business units and plants to use innovative business practices to meet requirements and achieve objectives. The most effective approaches are evaluated and selected as best practices and re-deployed throughout the company to harness the power of one Eaton. In 2001, we developed and implemented the Eaton Lean System, a new EBS tool which simplifies and improves manufacturing and office processes. The EBS also fostered the creation and introduction of the PROLaunch product development system, a series of integrated steps using Six Sigma for design and development to make new product launches cost-effective and flawless. By year-end, approximately two-thirds of Eaton's facilities met the rigorous standards of the EBS, with some facilities far exceeding the requirements. Our Nordhausen, Germany facility, which produces engine valves, exemplifies the EBS in action. From 1996 to 2001, the facility has achieved on-time delivery rates of 100 percent and increased output by 12 percent annually. As a result, it was one of four recipients of the 2001 Eaton Business Excellence Award. The remaining one-third of Eaton facilities will achieve Eaton Business Excellence certification by the middle of 2002.

Innovate

Bold New Solutions

We make airplanes fly, power flow and vehicles go. Our products aren't always visible, but Eaton innovation touches your life.

Eaton's tradition of innovation continued in 2001, with breakthroughs in several exciting product technologies. Our Industrial & Commercial Controls segment introduced its new Intelligent Technologies (IT) line of motor control and software products during the year, including soft starters and motor control centers, used to control equipment from air compressors to ski lifts. Through distinctive packaging, diagnostic and safety features, we help customers improve productivity and reduce installation and maintenance costs. Future expansion of the widely adopted IT line includes network connectivity and a "system wellness" capability, enabling our C-H ESS business to help customers protect and optimize critical assets—their people and capital investments. Eaton's Fluid Power segment made significant progress on our new Hydraulic Launch Assist (HLA) technology, being developed in conjunction with the Ford Motor Company and the U.S. Environmental Protection Agency. The technology, to be introduced in the light commercial vehicle market, recovers energy normally lost during braking and converts it into hydraulic power. This stored energy is then used with the engine-based power when a driver accelerates, resulting in fuel savings and improved exhaust emissions. Fuel savings of 25 to 35 percent are expected in common metropolitan stop-and-go applications such as buses, garbage trucks and delivery vehicles. In 2001, Eaton delivered two prototype HLA systems to Ford. The hybrid electric powertrain, being developed by our Truck segment for pick-up and delivery vehicles, is another Eaton innovation designed to improve vehicle performance, efficiency, exhaust emissions and life cycle ownership costs. It works by using a smaller engine equipped with an electric motor to provide the missing power that a larger engine would have provided. Similar to HLA technology, energy usually lost during braking is reclaimed and then retained in batteries or other energy storage devices. During vehicle operation, engine power and electric power merge to produce significant economic and environmental benefits. Eaton plans to deliver a prototype to FedEx Express in 2002. An Eaton technology with future cross-business applications in all our segments is our next generation Fluid Condition Monitor (FCM). Targeted initially for automotive and off-road applications, FCM technology uses an intelligent sensor to monitor additive depletion in engine, hydraulic and transmission fluids and predict their remaining useful life in real time. As a result, vehicle users will drive farther between oil changes, schedule oil changes when convenient and enjoy lower maintenance costs. FCM technology also senses system health and can warn operators of impending problems before they happen, thereby avoiding high repair costs associated with failures. Cost-effective and environmentally-friendly, FCM technology will be tested by customers in 2002. It's breakthrough solutions like these that make a difference in the world around us.





Accelerate

Growth Opportunities

Eaton gets real growth and real profits from real products.

High-performance products come out of Eaton facilities every day—products that contribute to our customers' success. And as they succeed, so do we. Our Aerospace business won nearly $2 billion in future commercial and military contracts during the year with fluid power system awards on Lockheed Martin's Joint Strike Fighter, the U.S. Army's new RAH-66 Comanche helicopter, Gulfstream's new GIV aircraft, and the world's largest lighter-than-air cargo airship from CargoLifter AG. In addition, Airbus selected Eaton to provide the hydraulic power generation system for the world's largest commercial airliner, the A380. We also secured a contract with General Electric to develop the gas turbine engine lubrication system to power the Army's M2 main battle tank and Crusader armored vehicle. New supercharger contracts with Mercedes-Benz and our $500 million multi-year variable valve actuation technology contract with General Motors reinforce our Automotive segment's strategic focus on improving safety, performance, fuel economy and the environment. Our Truck segment accelerated its global reach with the $250 million DaimlerChrysler AG multi-year contract to supply medium-duty transmission components in Europe and South America, and Penske Logistics' commitment to install our Eaton VORAD EVT-300 Collision Warning Systems throughout its tractor fleet. Eaton's arc fault circuit interrupter (AFCI) business—the breakthrough technology that detects dangerous arcing faults in electrical wiring to help prevent fires from ever starting—is booming with recent retail penetration into major home centers and hardware stores. We expect additional growth from this product technology in 2002 as a result of the National Electrical Code guideline requiring all 15 and 20 amp bedroom outlet circuits in new construction in compliant states be protected by AFCI circuit breakers beginning January 1, 2002. Development work continues in the transfer of our AFCI technology to applications in the aerospace and automotive industries. By winning new business and pursuing innovative growth opportunities, Eaton will continue to outperform its end markets.

Perform

17 Report of Management
17 Report of Independent Auditors
18 Consolidated Financial Statements
22 Financial Review
34 Management's Discussion and Analysis
40 Quarterly Data
41 Six-Year Consolidated Financial Summary
42 Directors
42 Corporate Officers
42 Appointed Officers
43 Shareholder Information

Report of Management

Eaton Corporation

We have prepared the accompanying consolidated financial statements and related information included herein for each of the three years in the period ended December 31, 2001. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with accounting principles generally accepted in the United States, appropriate in the circumstances, based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent auditors, on those financial statements is included herein.

The Company maintains internal accounting control systems which provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and which produce reliable accounting records for preparation of financial information. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such systems should not be excessive relative to the benefits to be derived. We believe Eaton's systems provide this appropriate balance.

The systems and controls and compliance therewith are reviewed by an extensive program of internal audits and by our independent auditors. Their activities are coordinated to obtain maximum audit coverage with a minimum of duplicate effort and cost. The independent auditors receive copies of all reports issued by the internal auditors at the same time they are released to management and have access to all audit work papers.

The Company maintains high standards when selecting, training and developing personnel, to ensure that management's objectives of maintaining strong, effective internal accounting controls and unbiased, uniform reporting standards are attained. We believe our policies and procedures provide reasonable assurance that operations are conducted in conformity with law and with Eaton's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of the Company's financial reporting primarily through its Audit Committee, which is composed of four outside directors. The Audit Committee meets regularly with management, internal auditors and independent auditors to ensure that they are meeting their responsibilities and to discuss matters concerning internal accounting control systems, accounting and financial reporting. The internal auditors and independent auditors have full and free access to senior management and the Audit Committee.

Alexander M. Cutler

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Billie K. Rawot

Billie K. Rawot
Vice President and Controller

January 21, 2002

Report of Independent Auditors

To the Shareholders
Eaton Corporation

We have audited the consolidated balance sheets of Eaton Corporation as of December 31, 2001 and 2000, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eaton Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Cleveland, Ohio
January 21, 2002

Consolidated Balance Sheets

December 31	2001	2000
(Millions)		
Assets		
Current assets		
Cash	$ 112	$ 82
Short-term investments	199	44
Accounts receivable	1,070	1,219
Inventories	681	872
Deferred income taxes	153	147
Other current assets	172	207
	2,387	2,571
Property, plant & equipment		
Land & buildings	763	792
Machinery & equipment	3,053	3,255
	3,816	4,047
Accumulated depreciation	(1,766)	(1,773)
	2,050	2,274
Goodwill	1,902	2,026
Other intangible assets	533	556
Other assets	774	753
	$ 7,646	$ 8,180
Liabilities & Shareholders' Equity		
Current liabilities		
Short-term debt	$ 58	$ 447
Current portion of long-term debt	130	110
Accounts payable	418	396
Accrued compensation	158	199
Accrued income & other taxes	258	192
Other current liabilities	647	763
	1,669	2,107
Long-term debt	2,252	2,447
Postretirement benefits other than pensions	670	679
Deferred income taxes & other liabilities	580	537
Shareholders' equity		
Common Shares (69.5 in 2001 and 68.3 in 2000)	35	34
Capital in excess of par value	1,348	1,266
Retained earnings	1,447	1,410
Accumulated other comprehensive income (loss)	(299)	(267)
Deferred compensation plans	(56)	(33)
	2,475	2,410
	$ 7,646	$ 8,180

The Financial Review on pages 22 to 33 is an integral part of the consolidated financial statements.

Statements of Consolidated Income

Year ended December 31	2001	2000	1999
(Millions except for per share data)			
Net sales	$ 7,299	$ 8,309	$ 8,005
Costs & expenses			
Cost of products sold	5,503	6,092	5,792
Selling & administrative	1,220	1,299	1,248
Research & development	228	269	262
	6,951	7,660	7,302
Income from operations	348	649	703
Other income (expense)			
Interest expense–net	(142)	(177)	(152)
Gain on sales of businesses	61		340
Other–net	11	80	52
	(70)	(97)	240
Income from continuing operations before income taxes	278	552	943
Income taxes	109	189	340
Income from continuing operations	169	363	603
Income from discontinued operations		90	14
Net income	$ 169	$ 453	$ 617
Net income per Common Share assuming dilution			
Continuing operations	$ 2.39	$ 5.00	$ 8.17
Discontinued operations		1.24	.19
	$ 2.39	$ 6.24	$ 8.36
Average number of Common Shares outstanding	70.5	72.6	73.7
Net income per Common Share basic			
Continuing operations	$ 2.43	$ 5.06	$ 8.31
Discontinued operations		1.25	.20
	$ 2.43	$ 6.31	$ 8.51
Average number of Common Shares outstanding	69.4	71.8	72.5
Cash dividends paid per Common Share	$ 1.76	$ 1.76	$ 1.76

The Financial Review on pages 22 to 33 is an integral part of the consolidated financial statements.

Statements of Consolidated Cash Flows

Year ended December 31	2001	2000	1999
(Millions)			
Net cash provided by operating activities of continuing operations			
Income from continuing operations	$ 169	$ 363	$ 603
Adjustments to reconcile to net cash provided by operating activities			
Depreciation & amortization	355	364	332
Amortization of goodwill & other intangible assets	94	98	89
Deferred income taxes	72	44	52
Pension assets	(84)	(67)	(69)
Other long-term liabilities	30	35	54
Gain on sales of businesses & corporate assets	(61)	(22)	(340)
Other non-cash items in income	2	(6)	15
Changes in working capital, excluding acquisitions & sales of businesses			
Accounts receivable	98	(39)	(59)
Inventories	149	(13)	17
Accounts payable	64	(16)	(3)
Accrued income & other taxes	61	(86)	67
Other current liabilities	(129)	(44)	(58)
Other working capital accounts	(53)	(81)	2
Other–net	(2)	(11)	6
	765	519	708
Net cash used in investing activities of continuing operations			
Expenditures for property, plant & equipment	(295)	(386)	(480)
Acquisitions of businesses, less cash acquired	(35)	(115)	(1,602)
Sales of businesses & corporate assets	403	122	544
Proceeds from initial public offering of subsidiary		349	
(Purchases) sales of short-term investments	(154)	40	(34)
Other–net	22	(34)	(49)
	(59)	(24)	(1,621)
Net cash (used in) provided by financing activities of continuing operations			
Borrowings with original maturities of more than three months			
Proceeds	1,481	1,555	1,917
Payments	(1,419)	(1,560)	(1,517)
Borrowings with original maturities of less than three months–net	(643)	150	519
Cash dividends paid	(120)	(127)	(128)
Purchase of Common Shares	(12)	(417)	(5)
Sale of Common Shares			147
Proceeds from exercise of employee stock options	37	10	34
Other–net		1	(9)
	(676)	(388)	958
Cash provided by continuing operations	30	107	45
Net cash used in discontinued operations		(104)	(43)
Total increase in cash	30	3	2
Cash at beginning of year	82	79	77
Cash at end of year	$ 112	$ 82	$ 79

The Financial Review on pages 22 to 33 is an integral part of the consolidated financial statements.

Statements of Consolidated Shareholders' Equity

(Millions)	Common Shares		Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	ESOP	Deferred compensation plans	Total shareholders' equity
	Shares	Dollars						
Balance at January 1, 1999	71.7	$ 36	$ 853	$ 1,321	$ (110)	$ (6)	$ (37)	$ 2,057
Net income				617				617
Other comprehensive income (loss)					(110)			(110)
Total comprehensive income								507
Cash dividends paid				(128)				(128)
Issuance of shares under employee benefit plans, including tax benefit	.8		49	(1)		6		54
Put option obligation			(7)					(7)
Sale of shares	1.6	1	146					147
Purchase of shares	(.1)			(5)			(1)	(6)
Balance at December 31, 1999	74.0	37	1,041	1,804	(220)	0	(38)	2,624
Net income				453				453
Other comprehensive income (loss)					(47)			(47)
Total comprehensive income								406
Cash dividends paid				(127)				(127)
Issuance of shares under employee benefit plans, including tax benefit	.3		57	(1)			6	62
Put option obligation			7					7
Purchase of shares	(6.0)	(3)	(112)	(302)			(1)	(418)
Initial public offering and spin-off of subsidiary			272	(416)				(144)
Other–net			1	(1)				0
Balance at December 31, 2000	68.3	34	1,266	1,410	(267)	0	(33)	2,410
Net income				169				169
Other comprehensive income (loss)					(32)			(32)
Total comprehensive income								137
Cash dividends paid				(120)				(120)
Issuance of shares under employee benefit plans, including tax benefit	1.1	1	64	(2)			(1)	62
Issuance of shares to trust	.3		22				(22)	0
Purchase of shares	(.2)		(4)	(8)				(12)
Other–net				(2)				(2)
Balance at December 31, 2001	69.5	$ 35	$ 1,348	$ 1,447	$ (299)	$ 0	$ (56)	$ 2,475

The Financial Review on pages 22 to 33 is an integral part of the consolidated financial statements.

Dollars and shares in millions, except per share data (per share data assume dilution)

Accounting Policies

Consolidation and Basis of Presentation

The consolidated financial statements include accounts of Eaton and all majority-owned subsidiaries and other controlled entities. The equity method of accounting is used for investments in associate companies and joint ventures where the Company has a 20% to 50% ownership interest. These associate companies and joint ventures are not material either individually, or in the aggregate, to Eaton's financial position, net income or cash flows.

The Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons, also known as "special purpose entities" (SPEs). In the ordinary course of business, Eaton leases certain real properties, primarily sales and office facilities, and equipment, as described under "Lease Commitments" in the Financial Review. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, net income or cash flows.

Foreign Currency Translation

The functional currency for principally all subsidiaries outside the United States is the local currency. Financial statements for these subsidiaries are translated into United States dollars at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded in shareholders' equity in accumulated other comprehensive income (loss).

Inventories

Inventories are carried at lower of cost or market. Inventories in the United States are generally accounted for using the last-in, first-out (LIFO) method. Remaining United States and all other inventories are accounted for using the first-in, first-out (FIFO) method.

Depreciation and Amortization

Depreciation and amortization are computed by the straight-line method for financial statement purposes. Cost of buildings is depreciated over forty years and machinery and equipment over principally three to ten years. Goodwill and intangible assets, primarily consisting of patents, trademarks and tradenames have been amortized over a range of five to forty years. Software is amortized over a range of three to five years.

Goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses or a significant change in the use of an asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Statements of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets" were issued by the Financial Accounting Standards Board (FASB) in the third quarter of 2001. SFAS No. 141 eliminates the pooling-of-interests method for business combinations and requires use of the purchase method.

SFAS No. 142 changes the accounting for goodwill and indefinite life intangibles from an amortization approach to a non-amortization approach requiring periodic testing for impairment of the asset. Upon adoption of the Statement on January 1, 2002, the provisions of SFAS No. 142 require discontinuance of amortization of goodwill and indefinite life intangible assets which were recorded in connection with previous business combinations. The adoption of SFAS No. 142 will result in an annual decrease in pretax amortization expense associated with goodwill and certain intangible assets of approximately $70.

Under SFAS No. 142, an impairment test will be required upon adoption and at least annually to determine potential write-downs of goodwill and indefinite life intangible assets. The Company does not expect to recognize an impairment charge upon adoption of this Statement. Eaton also does not plan to reclassify any intangible assets from goodwill upon adoption of the Statement.

In the third quarter of 2001, the FASB also issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets". This Statement addresses the conditions under which an impairment charge should be recorded related to long-lived assets to be held and used, except for goodwill, and those to be disposed of by sale or otherwise. The provisions of this Statement are effective January 1, 2002. The Company does not expect this Statement to have a material impact on its financial position, net income or cash flows.

Financial Instruments

In the normal course of business, Eaton is exposed to fluctuations in foreign currencies, interest rates, and commodity prices. The Company uses various financial instruments, primarily foreign currency forward exchange contracts, interest rate swaps and commodity futures contracts to manage exposure to price fluctuations. Financial instruments used by Eaton are straightforward, non-leveraged, instruments for which quoted market prices are readily available from a number of independent services. Financial instruments are not bought and sold solely for trading purposes, except for nominal amounts authorized under limited, controlled circumstances (in 2001, resulted in an immaterial net gain). Credit loss from these instruments has never been experienced since the counterparties to the instruments are major international financial institutions with strong credit ratings and due to control over the limit of positions entered into with any one party.

Effective January 1, 2001, Eaton adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires all derivative financial instruments to be recognized as either assets or liabilities on the balance sheet and to be measured at fair value. Accounting for the gain or loss resulting from the change in the financial instrument's fair value depends on whether it has been designated, and effective, as a hedge and, if so, on the nature of the hedging activity. The adoption of SFAS No. 133 did not have a material effect on the Company's financial position, net income or cash flows. Eaton's accounting policies related to financial instruments under SFAS No. 133 are summarized below:

Fair value hedge Financial instruments can be designated as hedges of changes in the fair value of a recognized fixed-rate asset or liability, or a firm commitment to acquire an asset or liability. In these cases, the gain or loss from the hedge and the offsetting gain or loss from the hedged item are recognized immediately in net income.

Cash flow hedge Financial instruments can be designated as hedges of variable cash flows from a recognized variable-rate asset or liability, or a forecasted acquisition of an asset or liability. For these hedges, the effective portion of the gain or loss from the financial instrument is initially reported as a component of other comprehensive income in shareholders' equity and subsequently reclassified to net income when the forecasted transaction affects net income. The ineffective portion of the gain or loss from the financial instrument is immediately recognized in net income.

Foreign currency net investment hedge Financial instruments can be designated as hedges of the foreign currency exposure from a net investment in one of the Company's foreign operations. In these cases, the gain or loss from the hedge and the foreign currency gain or loss from the hedged net assets are reported as a component of other comprehensive income in shareholders' equity.

Foreign currency fair value hedge Financial instruments can be designated as hedges of the foreign currency exposure related to a recognized asset or liability, or a firm commitment to acquire an asset or liability. For these hedges, the gain or loss from the hedge and the offsetting foreign currency gain or loss from the hedged item are recognized immediately in net income.

Foreign currency cash flow hedge Financial instruments can be designated as hedges of the foreign currency exposure related to the cash flows associated with a recognized asset or liability, or a forecasted acquisition of an asset or liability. In these cases, the effective portion of the gain or loss from the financial instrument is initially reported as a component of other comprehensive income in shareholders' equity and subsequently reclassified to net income when the forecasted transaction affects net income. The ineffective portion of the gain or loss from the financial instrument is immediately recognized in net income.

Non-hedging financial instruments The gain or loss related to financial instruments that are not designated as hedges, are recognized immediately in net income.

Options for Common Shares

The Company applies the intrinsic value based method described in Accounting Principles Board Opinion No. 25 to account for stock options granted to employees to purchase Common Shares. Under this method, no compensation expense is recognized on the grant date, since on that date the option price equals the market price of the underlying Common Shares.

Revenue Recognition

Substantially all revenues are recognized when products are shipped to unaffiliated customers. Shipping and handling costs billed to customers are included in net sales and the related costs in cost of products sold.

The Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition" provides guidance on the SEC staff's views on application of generally accepted accounting principles to selected revenue recognition issues. The Company's revenue recognition policy is in accordance with generally accepted accounting principles and SAB No. 101.

Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Financial Presentation Changes

Certain amounts for prior years have been reclassified to conform to the current year presentation.

Financial Review

Acquisitions of Businesses

The Company acquired businesses for a combined net cash purchase price of $35 in 2001, $115 in 2000 and $1,602 in 1999. All acquisitions were accounted for by the purchase method of accounting and, accordingly, the Statements of Consolidated Income include the results of the acquired businesses from the effective dates of acquisition.

In March 2001, Eaton completed the purchase of the remaining unowned 50% interest of Sumitomo Eaton Hydraulics Company (known as Eaton Fluid Power Ltd.), the former joint venture with Sumitomo Heavy Industries. This business manufactures a complete line of hydraulic motors under the Orbit and Orbitol brand names primarily for the Japanese mobile equipment market and has annualized sales of $76 in the Pacific region. The operating results of this business are reported in Business Segment Information in Fluid Power. During 2001, the Company also acquired the commercial clutch manufacturing assets of Transmisiones TSP, S.A. de C.V. in Mexico and completed the acquisition of the European portion of the vehicle mirror actuator business of Donnelley Corporation, located in Manorhamilton, Ireland.

In September 2000, the industrial cylinder business of International Motion Control Incorporated was acquired for $75. This business, which had 1999 sales of $63, manufactures industrial cylinders which are primarily used by machine and equipment builders to transfer and apply fluid power. The operating results of this business are reported in Business Segment Information in Fluid Power.

In April 1999, the Company acquired Aeroquip-Vickers, Inc. for $1,589. The operating results of this business are reported in Business Segment Information in Fluid Power. As a result of the acquisition of Aeroquip-Vickers, Eaton incurred acquisition integration costs related to Aeroquip-Vickers locations and employees. Acquisition integration costs not associated with the generation of future revenues, and which had no future economic benefit, were reflected as assumed liabilities in the purchase price allocation. Acquisition integration liabilities of $49 remained at December 31, 2000 and were substantially utilized in 2001.

Sales of Businesses and Corporate Assets

The Company sold businesses, product lines and certain corporate assets for aggregate cash proceeds of $403 in 2001, $122 in 2000 and $544 in 1999.

The sales of businesses in 2001 included the Vehicle Switch/Electronics Division (VS/ED), the Air Conditioning and Refrigeration business, and certain assets of the Automotive and Truck segments. The sales of these businesses resulted in a net pretax gain of $61 ($22 after-tax, or $.30 per Common Share).

The sales of certain corporate assets and product lines in 2000 resulted in a net pretax gain of $22 ($14 after-tax or $.19 per Common Share).

Divestitures in 1999 included the sale of the Engineered Fasteners and Fluid Power divisions. The sales of these businesses, and adjustments related to businesses sold in prior periods, resulted in a net pretax gain of $340 ($198 after-tax, or $2.68 per Common Share). Substantially all of Vickers Electronic Systems was sold, which was acquired in the acquisition of Aeroquip-Vickers, resulting in no gain or loss.

The net gains on the sales of businesses in 2001 and 1999 were reported as a separate line item in the Statements of Consolidated Income and Business Segment Information. The net gain on the sales of corporate assets and product lines in 2000 was included in the Statements of Consolidated Income in Other income–net and in Business Segment Information in Corporate & other–net. The operating results of VS/ED and the businesses sold in 1999 are reported in Business Segment Information as Divested operations.

Unusual Charges

2001 Charges

In response to extraordinarily weak economic conditions in 2001, and to reduce fixed operating costs, Eaton undertook restructuring actions that were needed to help maintain a competitive advantage in the current economic environment. The Fluid Power segment incurred charges throughout the year associated with the ongoing integration of Aeroquip-Vickers and other recent business acquisitions. The Industrial & Commercial Controls segment announced a restructuring program in the second quarter and took charges in each subsequent quarter. The Truck segment announced a plan in the first quarter and recorded associated charges in every quarter of the year.

Restructuring actions in the Truck business consisted of $35 of workforce reductions for 1,038 employees and $20 of asset write-downs and plant consolidation and other expenses. The workforce reductions consisted of severance and other employee benefits for the elimination of salary positions within the organization and manufacturing personnel at the closed facilities. The Company completed the closure of manufacturing facilities in Hillsville, Virginia, and in Tipton, Gloucester and Aycliffe, United Kingdom, consolidating production to a facility in Gdansk, Poland, as well as completing the closure of the heavy-duty transmission plant in St. Nazaire, France.

Restructuring actions in the Industrial & Commercial Controls business consisted of $21 of workforce separation costs for the termination of 887 personnel, primarily manufacturing, and $9 of plant consolidation and other expenses.

In connection with the acquisition of businesses in the Fluid Power segment, Eaton incurred acquisition integration costs related to Eaton locations and employees. In accordance with generally accepted accounting principles, these costs were recorded as expense as incurred. Integration charges related to the acquisition of Aeroquip-Vickers and other recent acquisitions included $15 for plant consolidation and other expenses and $7 for workforce reductions. Workforce reductions include severance and other related employee benefits for the termination of 239 personnel.

Restructuring actions related to corporate staff consisted of $8 for workforce reductions, representing 10% of the corporate staff, as well as $4 for asset writedowns and other expenses. A corporate charge of $10 related to an arbitration was recorded in the second quarter of 2001. The arbitration award related to a contractual dispute over supply arrangements initiated in February 1999 against Vickers, Incorporated, a subsidiary of Aeroquip-Vickers, Inc., which was acquired by Eaton in April 1999.

2000 Charges

Integration charges related to the acquisition of Aeroquip-Vickers consisted of $46 of plant consolidation and other expenses and $1 for workforce reductions. The workforce reduction charges consist of severance and other related employee benefits and included the termination of approximately 110 employees, primarily manufacturing personnel. The Company also incurred $5 of corporate charges related to the restructuring of certain functions.

1999 Charges

Integration charges related to the acquisition of Aeroquip-Vickers included $21 for plant consolidation and other expenses. In addition, a $2 liability for workforce reductions, severance and other related employee benefits, was recorded and included the termination of 70 employees.

As part of the ongoing effort to restructure European operations in the Truck segment, a restructuring liability of $7 was recorded in 1999. This charge related to workforce reductions, severance and other related employee benefits, for the termination of 190 employees, primarily manufacturing personnel.

Summary of Unusual Charges

A summary of unusual charges recorded in each year follows:

	2001	2000	1999
Operational restructuring charges			
Fluid Power	$ 22	$ 47	$ 21
Industrial & Commercial Controls	30		
Truck	55		7
Corporate	22	5	2
Pretax	$ 129	$ 52	$ 30
After-tax	$ 86	$ 34	$ 20
Per Common Share	1.21	.47	.27

The operational restructuring charges are included in the Statements of Consolidated Income in Income from operations and reduced operating profit of the related business segment. The corporate charges are included in the Statements of Consolidated Income in Income from operations, except for $11 in 2001, which primarily related to the arbitration award, which is included in the Statements of Consolidated Income in Other expense–net. All of the corporate charges are included in Business Segment Information in Corporate & other–net.

Restructuring Liabilities

Restructuring liabilities of $8 remained at December 31, 2000 related to prior restructuring actions and were fully utilized in 2001. A movement of the various components of charges related to 2001 restructuring actions are as follows:

	Workforce reductions		Inventory & other asset write-downs	Plant consolidation & other	Total
	Employees	Dollars			
2001 charges	2,310	$ 71	$ 20	$ 28	$ 119
Utilized in 2001	(1,966)	(50)	(20)	(26)	(96)
Liabilities remaining at December 31, 2001	344	$ 21	$ 0	$ 2	$ 23

Discontinued Operations

On June 30, 2000, the Company's semiconductor equipment operations were reorganized into a wholly-owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering (IPO) for the sale of 17.6% of its common stock. The net proceeds from the IPO were $349. On December 29, 2000 Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off). The gain on the IPO of $272 was recorded as a direct increase to shareholders' equity. The spin-off was recorded as a direct reduction of shareholders' equity of $416.

The consolidated financial statements present the semiconductor equipment operations as a discontinued operation for 2000 and 1999. Operating results of discontinued operations are summarized as follows:

	2000	1999
Net sales	$ 679	$ 397
Income before income taxes	$ 132	$ 20
Income taxes	42	6
Net income	$ 90	$ 14

Debt and Other Financial Instruments

At December 31, 2001, short-term debt was $58, which related to lines of credit of subsidiaries outside the United States. These subsidiaries have available lines of credit, primarily short-term, aggregating $119 from various banks worldwide.

Long-term debt, excluding the current portion, follows:

	2001	2000
Variable rate notes due 2003 (3.08% at December 31, 2001 based on 3-month LIBOR plus 0.73%)	$ 150	
6.95% notes due 2004	250	$ 250
1.62% Yen notes due 2006	38	
8% debentures due 2006 ($80 converted to floating rate of 4.9% by interest rate swap)	86	86
8.9% debentures due 2006 (converted to floating rate of 5.9% by interest rate swap)	100	100
6% Euro 200 million notes due 2007 (converted to floating rate of 4.1% by interest rate swap)	177	186
8.1% debentures due 2022	100	100
7-5/8% debentures due 2024	66	66
6-1/2% debentures due 2025 (due 2005 at option of debenture holders)	145	145
7.875% debentures due 2026	82	82
7.65% debentures due 2029 ($100 converted to floating rate of 3.3% by interest rate swap)	200	200
6.4% to 7.6% medium-term notes due at various dates ranging from 2002 to 2018	131	157
Commercial paper ($100 converted to fixed rate of 3.7% by interest rate swap)	630	900
Other	97	175
	$ 2,252	$ 2,447

The Company has multi-year credit facilities of $900, $500 of which expires in May 2003 and $400 expires in April 2005. Commercial paper of $630 is classified as long-term debt because Eaton intends, and has the ability under this agreement, to refinance these notes on a long-term basis.

Financial Review

The Company has entered into interest rate and currency swaps to manage interest rate and foreign currency risk. A summary of these instruments outstanding at December 31, 2001, excluding certain immaterial instruments, follows (currency in millions):

	Hedge type	Notional amount	Interest rates (b) Receive	Interest rates (b) Pay	Floating interest rate basis
Interest Rate Swaps (a)					
Fixed to floating	Fair value	$ 80	8.0%	4.9%	6 month LIBOR + 2.9%
Fixed to floating	Fair value	$ 100	8.9	5.9	6 month LIBOR + 3.9%
Fixed to floating	Fair value	$ 100	7.65	3.3	6 month LIBOR + 1.35%
Floating to fixed (matures in September 2002)	Cash flow	$ 100	2.0	3.7	3 month LIBOR
Fixed € to floating €	Fair value	€ 200	6.0	4.1	6 month EURIBOR + 0.54%
Currency Swaps					
Floating € to floating $ (matures in 2007)	n/a	€ 50	4.1	3.2	6 mo. EURIBOR + 0.54% / 6 mo. USD LIBOR + 0.63%
Floating $ to floating ¥ (matures in May 2002)	Net investment	¥6,223	2.2	0.4	6 month USD LIBOR / 6 month JPY LIBOR + 0.3%

a The maturity of the swaps correspond with the maturity of the hedged item as noted in the long-term debt table, unless otherwise indicated.

b Interest rates are as of year-end 2001.

The weighted-average interest rate on short-term borrowings, including commercial paper classified as long-term debt, was 3.3% at December 31, 2001, excluding the effect of the related interest rate swap, and 6.6% at December 31, 2000. The rate was 3.4% at the end of 2001 including the effect of the related interest rate swap.

Aggregate mandatory annual maturities of long-term debt are as follows: 2002, $130; 2003, $386; 2004, $256; 2005, $417; and 2006, $225.

Interest capitalized as part of the acquisition or construction of major fixed assets was $12 in 2001, $22 in 2000 and $21 in 1999. Interest paid was $175 in 2001, $205 in 2000 and $163 in 1999.

The carrying values of cash, marketable investments and short-term debt in the Consolidated Balance Sheet approximate their estimated fair values. The estimated fair values of other financial instruments outstanding are as follows:

	2001			2000		
	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Long-term debt, current portion of long-term debt & foreign currency principal swaps		$(2,382)	$(2,514)		$(2,557)	$(2,621)
Commodity contracts	$ 14	a	a	$ 9	b	a
Foreign currency forward exchange contracts	122	(5)	(11)	271	6	7
Interest rate swaps						
Fixed to floating	509	10	10	436	b	20
Floating to floating	92	a	a	100	b	a
Floating to fixed	113	(3)	(3)	13	b	a

a Balance less than $1.

b Not applicable prior to adoption of SFAS No. 133 in 2001.

The estimated fair values of financial instruments are principally based on quoted market prices. The fair value of foreign currency forward exchange contracts, which primarily relate to the Euro and Yen and which mature in 2002, and foreign currency principal and interest rate swaps are estimated based on quoted market prices of comparable contracts, adjusted through interpolation where necessary for maturity differences.

Retirement Benefit Plans

The Company has defined benefit pension plans and other postretirement benefit plans, primarily health care and life insurance. In the event of a change in control of Eaton, excess pension plan assets of North American operations may be dedicated to funding of health and welfare benefits of employees and retirees.

Components of plan obligations and assets and the recorded asset (liability) of continuing operations are as follows:

	Pension benefits		Other postretirement benefits	
	2001	2000	2001	2000
Projected benefit obligation at beginning of year	$(1,762)	$(1,754)	$ (827)	$ (835)
Service cost	(61)	(63)	(14)	(16)
Interest cost	(124)	(119)	(62)	(60)
Actuarial (loss) gain	(128)	(7)	(72)	19
Benefits paid	213	160	79	67
Effect of translation	14	29		
Other	(8)	(8)	2	(2)
Projected benefit obligation at end of year	$(1,856)	$(1,762)	$ (894)	$ (827)
Fair value of plan assets at beginning of year	$ 2,209	$ 2,386		
Actual return on plan assets	(183)	(24)		
Employer contributions	37	28	$ 80	$ 65
Benefits paid	(213)	(160)	(79)	(67)
Effect of translation	(11)	(24)		
Other	(3)	3	(1)	2
Fair value of plan assets at end of year	$ 1,836	$ 2,209	$ 0	$ 0
Benefit obligations with no plan assets	$ (107)	$ (115)	$ (894)	$ (827)
Benefit obligations less than plan assets	87	562		
Unrecognized				
Net loss (gain)	333	(213)	190	128
Prior service cost	33	35	(2)	(9)
Other	1	(2)	7	
Recorded asset (liability)	$ 347	$ 267	$ (699)	$ (708)
Amounts recognized in the balance sheet consist of:				
Accrued asset	$ 430	$ 372		
Accrued liability	(121)	(115)	$ (699)	$ (708)
Intangible asset	7	10		
Accumulated other comprehensive income	31			
Net amount recognized	$ 347	$ 267	$ (699)	$ (708)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $286, $250, and $132, respectively, as of the end of 2001 and comparable amounts as of December 31, 2000 were $281, $247 and $136.

The components of net periodic benefit income (cost) of continuing operations are as follows:

	Pension benefits		
	2001	2000	1999
Service cost	$ (61)	$ (63)	$ (67)
Interest cost	(124)	(119)	(108)
Expected return on plan assets	213	200	179
Other	6	6	(3)
	34	24	1
Curtailment loss	(3)	(2)	(5)
Settlement gain	21	18	18
	$ 52	$ 40	$ 14

	Other postretirement benefits		
	2001	2000	1999
Service cost	$ (14)	$ (16)	$ (15)
Interest cost	(62)	(60)	(54)
Net amortization	3		(3)
	(73)	(76)	(72)
Curtailment gain		1	1
Settlement loss			(4)
	$ (73)	$ (75)	$ (75)

Actuarial assumptions used in the calculation of the recorded asset (liability) are as follows:

	2001	2000
Discount rate	7.25%	7.75%
Return on pension plan assets	10.00%	10.00%
Rate of compensation increase	4.00%	4.75%
Projected health care cost trend rate	8.00%	6.00%
Ultimate health care trend rate	5.00%	5.50%
Year ultimate health care trend rate is achieved	2007	2001

Assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
2001 benefit cost	$ 2	$ (2)
Recorded liability at December 31, 2001	33	(29)

The Company also has various defined-contribution benefit plans, primarily consisting of the Eaton Savings Plan (ESP) (formerly known as Eaton Share Purchase and Investment Plan (SPIP)) and the Aeroquip-Vickers Savings and Profit-Sharing Plan. Total contributions related to these plans charged to expense were $40 in 2001, $72 in 2000, and $34 in 1999.

Protection of the Environment

The Company has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. For example, each manufacturing facility has a person responsible for environmental, health and safety (EHS) matters. All of Eaton's manufacturing facilities are becoming certified under ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention at its facilities.

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated (without discounting) the costs of remediation, which will be incurred over a period of several years. The Company accrues an amount consistent with the estimates of these costs when it is probable that a liability has been incurred. At December 31, 2001 and 2000, the Consolidated Balance Sheet included a liability for these costs of $62 and $58, respectively. With regard to some of the matters included in the liability, Eaton has rights of recovery from non-affiliated parties for a portion of these estimated costs.

Based upon the Company's analysis and subject to the difficulty in estimating these future costs, Eaton expects that any sum it may be required to pay in connection with environmental matters is not reasonably likely to exceed the liability by an amount that would have a material adverse effect on its financial position, net income or cash flows. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Contingencies

The Company is subject to various investigations, claims, legal and administrative proceedings, covering a wide range of matters that arise in the ordinary course of business activities. Any liability that may result from these proceedings is not expected to have a material adverse effect on Eaton's financial position, net income or cash flows.

Shareholders' Equity

There are 300 million Common Shares authorized ($.50 par value per share). At December 31, 2001, there were 11,193 holders of record of Common Shares. Additionally, approximately 25,000 current and former employees were shareholders through participation in the Eaton Savings Plan (ESP), Eaton Personal Investment Plan (EPIP) (formerly known as the Eaton Corporation 401(k) Savings Plan & Trust) and the Aeroquip-Vickers Savings & Profit Sharing Plan.

The Company has plans which permit certain employees and directors to defer a portion of their compensation. Eaton has deposited $51 of Common Shares and marketable securities into a trust to fund a portion of these liabilities. The marketable securities are included in other assets and the Common Shares are included in shareholders' equity.

Stock Options

Stock options have been granted to certain employees, under various plans, to purchase Common Shares at prices equal to fair market value as of the date of grant. Historically, the majority of these options vest ratably during the three-year period following the date of grant and expire ten years from the date of grant.

During 1998 and 1997, the Company granted special performance-vested stock options with a ten-year vesting term in lieu of more standard employee stock options. These options have a provision for accelerated vesting when Eaton achieves certain net income and Common Share price targets. If the targets are not achieved, these options become exercisable ten days before the expiration of their ten-year term. As of December 31, 2001, 2.3 special performance-vested stock options were outstanding of which .9 were exercisable.

A summary of stock option activity follows:

	2001		2000		1999	
	Average price per option	Options	Average price per option	Options	Average price per option	Options
Outstanding, January 1	$ 57.30	10.2	$ 65.89	8.7	$ 61.46	7.5
Granted	72.98	1.2	71.90	1.5	74.53	2.2
Exercised	42.63	(1.0)	33.76	(.3)	44.95	(.8)
Canceled	67.05	(.5)	83.05	(.6)	75.12	(.2)
Options outstanding before spin-off of Axcelis			66.89	9.3	$ 65.89	8.7
Cancellation of options of Axcelis employees			72.39	(.5)		
Adjustment for spin-off of Axcelis				1.4		
Outstanding, December 31	$ 60.12	9.9	$ 57.30	10.2		
Exercisable, December 31	$ 55.54	6.1	$ 51.51	5.8	$ 55.39	4.6
Reserved for future grants, December 31		1.4		2.0		2.4

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Range of exercise prices per option	Options outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price per option	Options exercisable	Weighted-average exercise price per option
$29.34 - $39.99	.5	.9	$ 32.72	.5	$ 32.72
$40.00 - $49.99	2.0	3.2	45.64	2.0	45.64
$50.00 - $59.99	.1	7.8	57.50	.1	56.78
$60.00 - $69.99	5.0	6.5	61.77	2.9	61.79
$70.00 - $79.99	2.1	7.8	74.38	.5	75.45
$80.00 - $88.41	.2	7.2	86.33	.1	87.65
	9.9			6.1	

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation". If Eaton accounted for its stock options under the fair value method of SFAS No. 123, net income and net income per Common Share would have been as indicated below:

	2001	2000	1999
Net income			
As reported	$ 169	$ 453	$ 617
Assuming fair value method	153	435	602
Net income per Common Share assuming dilution			
As reported	$ 2.39	$ 6.24	$ 8.36
Assuming fair value method	2.17	5.99	8.16
Net income per Common Share basic			
As reported	$ 2.43	$ 6.31	$ 8.51
Assuming fair value method	2.21	6.06	8.30

The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
Dividend yield	2.5%	3%	3%
Expected volatility	26%	23%	21%
Risk-free interest rate	3.7% to 5%	6% to 6.8%	4.7% to 6.1%
Expected option life in years	4	4 or 5	4 or 5
Weighted-average per share fair value of options granted during the year	$ 15.71	$ 15.47	$ 12.99

Preferred Share Purchase Rights

In 1995, the Company declared a dividend of one Preferred Share Purchase Right for each outstanding Common Share. The Rights become exercisable only if a person or group acquires, or offers to acquire, 20% or more of Eaton's Common Shares. The Company is authorized to reduce the 20% threshold for triggering the Rights to not less than 10%. The Rights expire on July 12, 2005, unless redeemed earlier at one cent per Right.

When the Rights become exercisable, the holder of each Right, other than the acquiring person, is entitled (1) to purchase for $250, one one-hundredth of a Series C Preferred Share, (2) to purchase for $250, that number of Eaton's Common Shares or common stock of the acquiring person having a market value of twice that price, or (3) at the option of the Company, to exchange each Right for one Common Share or one one-hundredth of a Preferred Share.

Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) as reported in the Statement of Consolidated Shareholders' Equity are as follows:

	Foreign currency translation adjustments	Unrealized gain (loss) on available for sale investments	Deferred gain (loss) on cash flow hedges	Minimum pension liability adjustment	Total
Balance at January 1, 1999	$ (107)	$ (3)	$ 0	$ 0	$ (110)
1999 adjustment, net of income taxes	(116)	3			(113)
Recognition in income of adjustment related to divested businesses	3				3
Balance at December 31, 1999	(220)	0	0	0	(220)
2000 adjustment, net of income taxes	(47)	(4)			(51)
Adjustment for spin-off of Axcelis	4				4
Balance at December 31, 2000	(263)	(4)	0	0	(267)
2001 adjustment, net of income taxes	(20)	5	(5)	(21)	(41)
Recognition in income of adjustment related to divested businesses	9				9
Balance at December 31, 2001	$ (274)	$ 1	$ (5)	$ (21)	$ (299)

Income Taxes

For financial statement reporting purposes, income from continuing operations before income taxes, based on the geographic location of the operation to which such earnings are attributable, is summarized below. Certain foreign operations are branches of Eaton and are, therefore, subject to United States as well as foreign income tax regulations. As a result, pretax income by location and the components of income tax expense by taxing jurisdiction are not directly related.

	Income from continuing operations before income taxes		
	2001	2000	1999
United States	$ 192	$ 417	$ 773
Non-United States	95	135	173
Write-off of foreign currency translation adjustments related to divested businesses	(9)		(3)
	$ 278	$ 552	$ 943

Income tax expense of continuing operations follows:

	2001	2000	1999
Current			
United States			
Federal	$ (30)	$ 85	$ 223
State & local	9	19	13
Non-United States	59	51	51
	38	155	287
Deferred			
United States Federal	77	28	30
Non-United States			
Change in valuation allowance		(8)	
Operating loss carryforwards		2	17
Other	(6)	12	6
	71	34	53
	$ 109	$ 189	$ 340

Reconciliations of income taxes of continuing operations at the United States Federal statutory rate to the effective income tax rate follow:

	2001	2000	1999
Income taxes at the United States statutory rate	35.0%	35.0%	35.0%
State & local income taxes	3.0	2.7	.6
Amortization of goodwill & intangible assets	4.8	2.6	1.3
Adjustment of worldwide tax liabilities	.3	5.0	1.3
Possessions credit related to Puerto Rican operations	(14.9)	(8.4)	(3.2)
Credit for increasing research activities	(6.9)	(3.2)	(.9)
Effective income tax rate *differential related to:*			
Sales of businesses	6.4		2.5
Foreign source income	10.6	1.2	1.5
Earnings of consolidated subsidiaries and associate companies outside the United States	(1.7)	(3.5)	(2.2)
Other—net	2.8	2.8	.2
	39.4%	34.2%	36.1%

Significant components of current and long-term deferred income taxes of continuing operations follow:

	Current assets	Long-term assets	Long-term liabilities
2001			
Accruals & other adjustments			
Employee benefits	$ 56		$ 167
Depreciation & amortization			(436)
Other	89	$ (3)	26
Operating loss carryforwards		49	12
Other items	8	12	38
Valuation allowance		(48)	(39)
	$ 153	$ 10	$ (232)
2000			
Accruals & other adjustments			
Employee benefits	$ 59		$ 195
Depreciation & amortization		$ (8)	(451)
Other	81		65
Operating loss carryforwards	3	47	3
Other items	7	14	26
Valuation allowance	(3)	(47)	(27)
	$ 147	$ 6	$ (189)

At December 31, 2001, certain of Eaton's non-United States subsidiaries had operating loss carryforwards aggregating $168 that are available to offset future taxable income. Carryforwards of $60 have no expiration dates and the balance expires at various dates from 2002 through 2011. The Company has estimated foreign tax credit carryforwards of $38 available to offset future income taxes. A valuation allowance has been recorded for substantially all of these assets.

The Company has manufacturing facilities in Puerto Rico which operate under United States tax law incentives that will no longer be available after 2005.

No provision has been made for income taxes on undistributed earnings of consolidated non-United States subsidiaries of $736 at December 31, 2001, since the earnings retained have been reinvested by the subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

Worldwide income tax cash flows were a refund of $11 in 2001, and payments of $210 in 2000 and $169 in 1999.

The Internal Revenue Service (IRS) has asserted Eaton owes additional taxes and interest for 1993 relating to the treatment of transactions involving company-owned life insurance. A similar issue exists for 1994-1998. The Company strongly disagrees with the IRS and is vigorously contesting the matter. Management believes resolution of this matter will not have a material adverse effect on Eaton's financial position, net income or cash flows.

Financial Review

Other Information

Assets

Accounts receivable are net of an allowance for doubtful accounts of $20 at the end of 2001 and $24 at the end of 2000.

The components of inventories follow:

	2001	2000
Raw materials	$ 260	$ 310
Work in process	217	290
Finished goods	238	311
Inventories at FIFO	715	911
Excess of current cost over LIFO cost	(34)	(39)
Net inventories	$ 681	$ 872

Gross inventories accounted for using the LIFO method were $440 at the end of 2001 and $568 at the end of 2000.

Accumulated amortization of goodwill and intangible assets was $316 and $163 at the end of 2001 and $277 and $159 at the end of 2000, respectively.

Eaton has company-owned life insurance policies insuring the lives of a portion of active United States employees. The policies accumulate asset values to meet future liabilities including the payment of employee benefits such as health care. At December 31, 2001 and 2000, the investment in the policies included in other assets was $66 and $33, net of policy loans of $403 and $405, respectively. Net life insurance expense of $3 in 2001, $6 in 2000 and $8 in 1999, including interest expense of $41 in 2001, $35 in 2000 and $32 in 1999, is included in selling and administrative expense.

Lease Commitments

The Company leases certain real properties, primarily sales and office facilities, and equipment. Minimum rental commitments for 2002 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, are $81 and decline substantially thereafter.

Rental expense was $113 in 2001, $118 in 2000 and $108 in 1999.

Net Income per Common Share

The calculation of net income per Common Share assuming dilution and basic follows:

	2001	2000	1999
Net income	$ 169	$ 453	$ 617
Average number of Common Shares outstanding assuming dilution	70.5	72.6	73.7
Less dilutive effect of stock options	1.1	.8	1.2
Average number of Common Shares outstanding basic	69.4	71.8	72.5
Net income per Common Share assuming dilution			
Continuing operations	$ 2.39	$ 5.00	$ 8.17
Discontinued operations		1.24	.19
	$ 2.39	$ 6.24	$ 8.36
Net income per Common Share basic			
Continuing operations	$ 2.43	$ 5.06	$ 8.31
Discontinued operations		1.25	.20
	$ 2.43	$ 6.31	$ 8.51

Employee stock options to purchase 2.2 Common Shares in 2001, 6.0 in 2000 and 1.5 in 1999 were outstanding but were not included in the computation of net income per Common Share assuming dilution, since they would have had an antidilutive effect on earnings per share.

Business Segment and Geographic Region Information

Eaton is a global diversified manufacturer that is a leader in fluid power systems; electrical power quality, distribution and control; automotive engine air management and fuel economy; and intelligent truck systems for fuel economy and safety. Major products included in each segment and other information follows.

Fluid Power

All pressure ranges of hose, fittings, adapters, couplings and other fluid power connectors; hydraulic pumps, motors, valves, cylinders, power steering units, transaxles and transmissions; electronic and hydraulic controls; electric motors and drives; filtration products and fluid-evaluation products and services; aerospace products and systems—hydraulic and electrohydraulic pumps, motors, electric motor pumps, hydraulic motor driven generators and integrated system packages, hydraulic and electromechanical actuators, flap and slat systems, nose wheel steering systems, cockpit controls, power and load management systems, sensors, fluid debris monitoring products, illuminated displays, integrated displays and panels, relays and valves; clutches and brakes for industrial machines; golf grips and precision molded and extruded plastic products

Industrial & Commercial Controls

To control and protect electric motors—drives, contactors, starters, and other motor control products; for position sensing—a wide range of sensors; to control machine logic—automation personal computers and programmable logic controllers; to permit human interface with machines—a full range of operator interface hardware and software; to manage distribution of electricity in homes, businesses and industrial facilities—vacuum interrupters, a wide range of circuit breakers and a variety of power distribution and control assemblies and components; to support customer power and control system requirements—engineering systems and diagnostic and support services; for commercial and military applications—thermal circuit breakers and power control and conversion equipment

Automotive

Valvetrain systems, intake and exhaust valves, lash compensation lifters and lash adjusters, cylinder heads, superchargers, limited slip and locking differentials, transmission dampers, precision gear forgings, air control valves, climate controls, engine sensors and controls, mirror actuators, transmission controls, speed-sensitive steering systems, on-board vapor recovery valves, check valves, fuel level sensors and pressure control valves

Truck

Heavy-, medium-, and light-duty mechanical transmissions, heavy-duty automated transmissions, heavy- and medium-duty clutches, gears and shafts, traction control systems, transfer boxes, power take-off units, splitter boxes, gearshift mechanisms, transmissions for off-highway construction equipment, and collision warning systems

Other Information

The principal markets for Fluid Power, Automotive and Truck are original equipment manufacturers and after-market customers of heavy-, medium-, and light-duty trucks, passenger cars, off-highway vehicles, industrial equipment and aerospace products and systems. These original equipment manufacturers are generally concentrated in North America and Europe; however, sales are made globally. Most sales of these products are made directly to such manufacturers.

The principal markets for Industrial & Commercial Controls are industrial, construction, commercial, automotive and government customers. These customers are generally concentrated in North America; however, sales are made globally. Sales are made directly by the Company and indirectly through distributors and manufacturers' representatives to such customers.

No single customer represented more than 10% of net sales of continuing operations in 2001, 2000 or 1999. Sales from ongoing United States and Canadian operations to customers in foreign countries were $520 in 2001, $599 in 2000 and $625 in 1999 (7% of sales in 2001, 7% in 2000 and 8% in 1999).

The accounting policies of the segments are generally the same as the policies described under "Accounting Policies" in the Financial Review, except that inventories and related cost of products sold of the segments are accounted for using the FIFO method and operating profits only reflect the service cost component related to pensions and other postretirement benefits. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties.

Identifiable assets exclude general corporate assets, which principally consist of cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets.

Geographic Region Information

	Ongoing operations		
	Net sales	Operating profit	Long-lived assets*
2001			
United States	$ 5,677	$ 414	$ 1,419
Canada	177	11	15
Europe	1,108	(5)	322
Latin America	406	37	203
Pacific Region	310	19	91
Eliminations	(464)		
	$ 7,214	$ 476	$ 2,050
2000			
United States	$ 6,483	$ 679	$ 1,532
Canada	182	15	14
Europe	1,232	46	352
Latin America	412	47	193
Pacific Region	253	20	79
Eliminations	(576)		
	$ 7,986	$ 807	$ 2,170
1999			
United States	$ 6,067	$ 703	$ 1,584
Canada	172	12	11
Europe	1,171	61	335
Latin America	358	29	182
Pacific Region	213	(1)	74
Eliminations	(546)		
	$ 7,435	$ 804	$ 2,186

*Long-lived assets consist of property, plant, and equipment–net.

Operating profit was reduced by unusual items as follows:

	2001	2000	1999
United States	$ 67	$ 42	$ 21
Europe	37	4	7
Latin America	2	1	
Pacific Region	1		

Financial Review

Business Segment Information	2001	2000	1999
Net sales			
Fluid Power	$ 2,507	$ 2,607	$ 2,036
Industrial & Commercial Controls	2,199	2,421	2,274
Automotive	1,479	1,502	1,495
Truck	1,029	1,456	1,630
Total ongoing operations	7,214	7,986	7,435
Divested operations	85	323	570
Total net sales	$ 7,299	$ 8,309	$ 8,005
Operating profit (loss)			
Fluid Power	$ 183	$ 235	$ 177
Industrial & Commercial Controls	163	251	181
Automotive	194	214	211
Truck	(64)	107	235
Total ongoing operations	476	807	804
Divested operations	6	8	66
Amortization of goodwill & other intangible assets	(94)	(95)	(86)
Interest expense–net	(142)	(177)	(152)
Gain on sales of businesses	61		340
Corporate & other–net	(29)	9	(29)
Income from continuing operations before income taxes	278	552	943
Income taxes	109	189	340
Income from continuing operations	169	363	603
Income from discontinued operations		90	14
Net income	$ 169	$ 453	$ 617
Income from continuing operations before income taxes was reduced by unusual items as follows:			
Fluid Power	$ 22	$ 47	$ 21
Industrial & Commercial Controls	30		
Truck	55		7
Corporate	22	5	2

	2001	2000	1999
Identifiable assets			
Fluid Power	$ 1,345	$ 1,518	$ 1,504
Industrial & Commercial Controls	1,016	1,099	1,109
Automotive	781	816	802
Truck	651	710	767
Total ongoing operations	3,793	4,143	4,182
Goodwill	1,902	1,985	1,810
Intangible assets	533	553	595
Corporate	1,418	1,215	1,160
Divested operations		284	264
Net assets of discontinued operations			331
Total assets	$ 7,646	$ 8,180	$ 8,342
Expenditures for property, plant & equipment			
Fluid Power	$ 61	$ 95	$ 118
Industrial & Commercial Controls	54	71	76
Automotive	96	96	92
Truck	64	81	120
Total ongoing operations	275	343	406
Corporate	17	28	34
Divested operations	3	15	40
Total expenditures for property, plant & equipment	$ 295	$ 386	$ 480
Depreciation of property, plant & equipment			
Fluid Power	$ 96	$ 97	$ 78
Industrial & Commercial Controls	72	74	73
Automotive	66	65	66
Truck	56	57	51
Total ongoing operations	290	293	268
Corporate	23	21	26
Divested operations		14	22
Total depreciation of property, plant & equipment	$ 313	$ 328	$ 316

Management's Discussion and Analysis of Financial Condition and Results of Operations

Dollar amounts in millions, except for per share data (per share data assume dilution)

Overview

2001 was an exceptionally challenging year for Eaton. Market conditions weakened as the year progressed and, exacerbated by effects of the September 11th terrorist attacks, caused difficult operating conditions in most of the Company's businesses. Worldwide net sales of continuing operations were $7,299 in 2001, which declined about 10% from 2000 excluding the impact on sales of the divestiture of the Vehicle Switch/Electronics Division in 2001. During the second half of 2001, sales in international markets were also negatively affected by weaker economic conditions, which trailed the U.S. economy with the normal six-month lag.

Income from continuing operations was $169 in 2001 ($2.39 per Common Share), down from $363 in 2000 ($5.00 per share). Before unusual items in both years, income from continuing operations was $233 in 2001 ($3.30 per share), down 39% from $383 in 2000 ($5.28 per share). Unusual items, reported in both years, include acquisition integration and restructuring charges and gains on sales of businesses and corporate assets. In the face of the weakening worldwide economy, the Company's business breadth paid off in 2001. Solid performances by the Fluid Power, Industrial & Commercial Controls and Automotive segments mitigated operating losses in the Truck segment, which reflected the extraordinarily difficult conditions in that business during 2001.

In this difficult environment, Eaton's results were aided by early decisions to resize those operations requiring attention. Eaton incurred $119 of restructuring charges in 2001, which are expected to deliver $100 of savings in 2002. An additional $55 of restructuring actions will be initiated in early 2002 in the Truck, Fluid Power and Industrial & Commercial Controls segments. The majority of these costs will be incurred in the first quarter and the Company expects these additional actions to produce approximately $30 of additional savings in 2002.

Throughout 2001, Eaton continued to focus on strengthening the balance sheet. The net debt to total capital ratio at the end of 2001 was below 47%, compared to 55% in 2000, primarily a result of repaying $564 of debt during 2001, and the $185 increase in cash and short-term investments during the year.

2001 Compared to 2000 – Continuing Operations

Results of Operations

Net sales of continuing operations in 2001 were $7,299, a decrease of 12% from 2000. Excluding the impact on sales from the divestiture of the Vehicle Switch/Electronics Division in 2001, sales from ongoing operations declined 10% for the year. Sales of the Fluid Power segment were $2,507 in 2001, 4% below 2000, while sales of the Industrial & Commercial Controls segment of $2,199 were down 9% from 2000. The Automotive segment reported sales of $1,479 in 2001, which were down only 2% from 2000. Truck segment sales fell to $1,029, 29% below 2000, representing the largest segment decline across the Company.

Net sales in the United States and Canada decreased 12% in 2001 to $5,854, primarily the result of current weak economic conditions. In 2001, sales in Europe fell 10% to $1,108, as the European economy weakened as well. Sales in the United States and Europe also were lower due to the divestiture in the first quarter of 2001 of the Vehicle Switch/Electronics Division that had sales of $323 in 2000. Sales in Latin America were $406, down 1% from the prior year. Sales in the Pacific region increased 23% to $310, primarily due to the acquisition of the remaining unowned 50% interest in Sumitomo Eaton Hydraulics Company.

In response to the weakening global business environment in early 2001, and the anticipated delay in recovery of the economy and Eaton's end markets until the second half of 2002, the Company took restructuring actions in 2001 to help maintain a competitive advantage in the current economic environment and reduce structural costs across its businesses. Restructuring charges in 2001 totaled $119, including $55 related to the Truck business, $30 for the Industrial & Commercial Controls business, and $22 for actions to continue the integration of the former Aeroquip-Vickers operations and other recent acquisitions within Fluid Power. Restructuring charges in 2001 for reductions in corporate staff and other actions were $12. A charge of $10 was also recorded in 2001 related to an arbitration award in connection with a contractual dispute over supply arrangements associated with a subsidiary of Eaton. The arbitration award resulted from a legal action initiated in February 1999 against Vickers Inc., part of Aeroquip-Vickers Inc., which was acquired by Eaton in April 1999.

All restructuring charges and other unusual pretax charges totaled $129 in 2001 ($86 after-tax, or $1.21 per Common Share), compared to similar pretax charges of $52 in 2000 ($34 after-tax, or $.47 per share). Unusual charges for 2000 included operational restructuring charges of $47 related to the Fluid Power business segment and $5 for actions to restructure corporate staff. The operational restructuring charges in 2001 and 2000 are included in the Statements of Consolidated Income in Income from operations and reduced operating profit of the related business segment. The corporate charges are included in the Statements of Consolidated Income in Income from operations, except for $11 in 2001 included in Other income–net that primarily related to the arbitration award discussed above. In Business Segment Information, all corporate charges are included in Corporate & other–net.

Income from operations in 2001 of $348 declined 46% from $649 in 2000, as displayed in the Statements of Consolidated Income. The decline was the result of the difficult operating conditions in most of Eaton's businesses in 2001, especially the Truck segment, coupled with the increased levels of restructuring charges recorded in 2001.

During 2001, Eaton sold businesses resulting in a net pretax gain of $61 ($22 after-tax, or $.30 per share). In the first quarter, the Vehicle Switch/Electronics Division (VS/ED), which had sales of $323 in 2000, was divested along with certain assets of the Truck segment. In the third quarter, the Air Conditioning & Refrigeration business, which had sales of $75 in 2000, was sold along with certain assets of the Automotive segment. These gains are included as a separate line item in the Statements of Consolidated Income and Business Segment Information. In Business Segment Information, the operating results of VS/ED are included in Divested operations for all periods presented.

Income in 2000 was increased by a net pretax gain on the sales of corporate assets of $22 ($14 after-tax, or $.19 per share). These gains were included in the Statements of Consolidated Income in Other income-net and in Business Segment Information in Corporate and other-net.

Income from continuing operations was $169 in 2001 ($2.39 per Common Share), down 53% from $363 in 2000 ($5.00 per share), including all unusual items. The decline was the result of the difficult operating conditions in most of Eaton's businesses in 2001, especially impacting the Truck segment. The decline was also due to restructuring and other unusual charges recognized in 2001 as described above. Before all unusual items in both years, earnings were $233 in 2001 ($3.30 per share), down 39% from $383 in 2000 ($5.28 per share).

Business Segments

Fluid Power

Eaton's largest business segment, Fluid Power, had sales in 2001 of $2,507, 4% below 2000, due primarily to weak markets for mobile and industrial hydraulics products. This result compared favorably to an 11% decline in Fluid Power's markets, with North American fluid power industry shipments off about 17%, and flat Aerospace shipments. Sales for the Aerospace business were up 9% during 2001. However, the anticipated weakening of this business, resulting from the September 11th terrorist attacks, began to be felt during the fourth quarter.

Operating profits in 2001, after a reduction for $22 of restructuring charges, were $183, down from $235 in 2000, which reflected $47 of restructuring charges. The decrease in profit was primarily attributable to weak market conditions, which resulted in a significant decrease in sales volumes during 2001, and restructuring charges related to the integration of the former Aeroquip-Vickers operations and other recent acquisitions within this segment. In response to these weak market conditions, this segment accelerated the integration of Aeroquip-Vickers and other recent acquisitions. The elimination of 600 positions announced in April 2001 was expanded to 1,000 positions in the third quarter and was completed before year-end. Profits before restructuring charges were $205 in 2001 (8.2% of sales), down 27% from $282 in 2000 (10.8% of sales).

In the first quarter of 2001, Eaton completed the purchase of the remaining unowned 50% interest in Sumitomo Eaton Hydraulics Company (now referred to as Eaton Fluid Power Ltd.), the former joint venture with Sumitomo Heavy Industries located in Kyoto, Japan. This acquisition has annualized sales of $76 in the Pacific region.

Industrial & Commercial Controls

Industrial & Commercial Controls sales in 2001 were $2,199, down 9% from 2000. Excluding divestitures, sales were off about 7%, compared to an estimated 19% decline in North American markets. This segment outperformed its markets due to share growth, the continued growth of the Engineering Services and Systems (C-H ESS) business and increased participation in power quality markets. The Company is now seeing a significant weakening of the end markets for this segment due to the prolonged weakness in the industrial segment of the economy. This segment has not experienced a recovery of the short-cycle distributor flow goods business, which typically includes higher margin products. Traditionally a late-cycle business, the large-project business also showed weakness late in 2001.

Operating profits in 2001, after a reduction for $30 of restructuring charges, were $163, down from $251 in 2000. Weak markets in the industrial and commercial sectors and distributor businesses, as well as the effects of product mix and restructuring charges, were responsible for the decreased profits in 2001. In response to weakening market conditions in this business, restructuring actions were implemented, including the elimination of 887 positions within the organization. Profits before restructuring charges were $193 in 2001 (8.8% of sales), down 23% from $251 in 2000 (10.4% of sales).

In the first quarter of 2001, the Company announced that it formed a 50-50 joint venture with Hager Electro SA, creating Eletromar LTD. This operation manufactures International Electrical Code residential circuit breakers in Brazil for the South American marketplace.

Automotive

Sales for the Automotive segment of $1,479 in 2001 were down 2% from 2000. This compared to a 10% decrease in North American Free Trade Association (NAFTA) automotive production and flat European automotive production. This segment recorded strong results during a time of fluctuating customer demand. Despite difficult North American markets and gradual weakening of markets in Europe, this segment realized the benefit of product penetration and market share gains.

Segment profits were $194 in 2001 (13.1% of sales), down 9% from $214 in 2000 (14.2% of sales). These results were a reflection of the reduced level of sales experienced in 2001 and were achieved in spite of current market conditions and increased engineering and research and development costs associated with new product launches for model years 2002-2004.

Eaton recently announced the receipt of a contract from General Motors Corporation's Tier One mirror suppliers to provide memory glass and power-folding mirror actuators for a wide range of pick-up trucks and sport utility vehicles, beginning in 2002. The Company recently announced that it completed the acquisition of the European portion of the vehicle mirror actuator business of Donnelley Corporation, located in Manorhamilton, Ireland. A portion of Eaton's existing mirror actuator business will be relocated to the new facility in Ireland and that operation is expected to reach sales levels of $50 over the next two to three years.

Truck

Due to extraordinarily depressed industry conditions, Truck segment sales in 2001 were $1,029, 29% below 2000. NAFTA heavy truck production for the year was down 42% to 146,000 units, NAFTA medium-duty truck production was down 21%, European truck production was down 9% and South American production was up 7%.

Operating losses for this segment were $64 in 2001, including $55 of restructuring charges, compared to profits of $107 in 2000. The decrease in profit was primarily attributable to the significant decrease in sales volumes during 2001, the result of very weak market conditions and restructuring charges. This segment has now completed restructuring actions related to the European medium-duty and heavy-duty truck businesses. Given the continued decline in the Truck segment's end markets, it is clear that the benefits of the restructuring program are being realized. Before restructuring charges, operating losses were $9 compared to profits of $107 a year ago, a drop of $116 on a $427 sales decline.

During 2001, Eaton acquired the commercial clutch manufacturing assets of Transmisiones TSP, S.A. de C.V. This business, which had sales of $10 in 2000, will be relocated to the new Truck facility in San Luis Potosi, Mexico, as that plant becomes operational.

Non-operating Income (Expense)

Net interest expense was $142 in 2001, down from $177 in 2000. The decrease was primarily related to the $564 reduction of debt from cash flow from operations and proceeds from the sales of businesses in 2001, as well as reductions in interest rates during 2001.

Corporate & other–net was expense of $29 in 2001 compared to income of $9 in 2000. The decline was due to a $22 pretax gain recorded in 2000 on the sales of corporate assets and a charge of $10 recorded in 2001 related to an arbitration award, both of which are discussed above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Changes in Financial Condition During 2001

Eaton improved its strong financial position during 2001. Net working capital increased to $718 at the end of 2001 from $464 at the end of 2000 (the current ratio was 1.4 and 1.2 at the end of 2001 and 2000, respectively). The increase in working capital was primarily a result of the $389 reduction in short-term debt during 2001. This reduction was accomplished by the repayment of short-term debt from cash flow from operations and proceeds from the sale of businesses, and the refinancing of short-term debt through the issuance of $150 of floating rate medium-term notes and $41 of Yen 1.62% notes. Cash and short-term investments rose to $311 at the end of 2001, up $185 from the end of 2000, while inventories were reduced by $191 to $681 at the end of 2001, primarily due to cash flow from operations, tight control over working capital and capital spending, and divestitures.

Eaton continued to generate substantial cash flow from operating activities, which is the primary source of funds to finance the needs of the Company. Operating activities generated cash of $765 in 2001, up $246 (47%) from 2000. This increase was generated, in spite of lower earnings in 2001 compared to 2000, due to tight control over working capital and capital spending. The Eaton Business System (EBS) provided improvements in monitoring and controlling working capital and capital spending, including a reduction in capital expenditures to $295 in 2001, down $91 from 2000. Capital expenditures are expected to be below $300 for 2002, with selective emphasis on programs designed to enhance product quality, manufacturing productivity and business growth, reduce costs and, selectively, to add capacity. These expenditures will be funded primarily by cash flow from operations.

Eaton made progress toward its goal of strengthening the balance sheet and reducing its net debt to total capital ratio during 2001. Total debt of $2,440 at the end of 2001 was down $564 from the end of 2000. Cash flow from operating activities, proceeds from the sale of businesses and tight control over working capital and capital spending enabled the Company to reduce the net debt to total capital ratio to below 47% at the end of 2001 from 55% at the end of 2000.

Eaton's domestic long-term credit facilities were $900 at the end of 2001, of which $500 expires in 2003 and $400 expires in 2005. These credit facilities support outstanding commercial paper of $630 at the end of 2001, which was classified as long-term debt.

Eaton is in compliance with all covenants or other requirements set forth in its credit agreements or indentures, and it is not reasonably likely that this situation would change in the foreseeable future. The Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt, apart from covenants which would accelerate $38 of debt if the Company lost its investment grade ratings in conjunction with other significant events. A downgrade in Eaton's credit ratings could adversely affect its ability to renew existing, or obtain access to, new credit facilities in the future and could increase the cost of such facilities. A downgrade in credit ratings also could preclude Eaton's ability to issue commercial paper under its current programs. Should this occur, the Company would seek alternative sources of funding, including the issuance of bonds and secured lending. Eaton also has the ability, at its option, to draw upon its $900 revolving credit facility.

Cash dividends paid in 2001 were $120. Annual dividends per share of $1.76 in 2001 were consistent with 2000. Eaton has paid dividends on Common Shares annually since 1923.

Outlook for 2002

As a result of the market outlook for the various sectors Eaton serves, the Company currently foresees the weighted average end markets for 2002 as declining by approximately 8%, with no material strengthening until the middle of 2002. Eaton expects key product program wins to increase revenue in 2002 above end market growth.

The Fluid Power segment will be impacted by traditional mobile and industrial hydraulics markets which have remained very weak and Eaton still does not anticipate a significant recovery in these markets until the middle of the second half of 2002. The anticipated weakening of the aerospace market is materializing and the Company foresees a 25-30% decline in the commercial aircraft markets in 2002, partially offset by a 5% improvement in military markets. Eaton expects that market conditions in the Industrial & Commercial Controls segment will not improve until the end of 2002. In the North American automotive business, any fall in demand in 2002 is expected to be offset by increased market and product penetration. The Company initiated a record number of new product launches in the areas of engine air management, powertrain, and specialty controls and expects the Automotive segment to again outgrow its end markets in 2002. For the Truck segment, Eaton expects that NAFTA heavy-duty truck production will reach 150,000 units, up marginally from 2001 levels.

Restructuring actions in 2001 for the Truck, Fluid Power and Industrial & Commercial Controls segments, and corporate staff, are expected to deliver $100 of savings in 2002. An additional $55 of restructuring actions initiated in early 2002, also related to the segments described above, should yield additional savings. The majority of these costs will be incurred in the first quarter and the Company expects these additional actions to produce approximately $30 of additional savings in 2002.

For the year 2002, operating earnings guidance for Eaton is $4.25 to $4.50 per Common Share, including the positive impact related to goodwill and other intangible assets, offset by reduced pension income, both of which are described further in "Significant Accounting Changes in 2002" below. Operating earnings exclude charges related to the restructuring actions initiated in 2002. The Company anticipates that it should be significantly cash flow positive again in 2002.

Significant Accounting Changes in 2002

As described under "Depreciation and Amortization" in the Financial Review, Eaton will adopt SFAS No. 142 in the first quarter of 2002. The adoption of SFAS No. 142 will result in a decrease of annual amortization expense associated with goodwill and certain intangible assets of approximately $70 ($61 after-tax, or $.87 per Common Share). The Company does not expect to recognize an impairment charge related to goodwill and intangible assets upon adoption of this Statement.

Eaton estimates that 2002 earnings per Common Share will be reduced by $61 ($39 after-tax, or $.56) in comparison to 2001, due to the effect on pension income of the dramatic decline in stock market valuations on the Company's pension fund, coupled with lower discount rates associated with pension and other postretirement benefit liabilities.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Eaton management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition

Substantially all of Eaton's revenues are recognized when products are shipped to unaffiliated customers. The SEC's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company's revenue recognition policy is in accordance with generally accepted accounting principles and SAB No. 101.

Allowance for Uncollectible Accounts Receivable

Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer.

Allowance for Obsolete and Excess Inventory

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales.

Impairment of Long-Lived Assets

Goodwill, intangible and other long-lived assets are reviewed by management for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Goodwill and other intangible assets totaled $2,435 at the end of 2001 and represented 32% of total assets. The majority of these assets resulted from the $1,100 acquisition of the electrical distribution and controls business unit of Westinghouse in 1994, and the $1,600 acquisition of Aeroquip-Vickers in 1999. These businesses have a long history of operating success and profitability and hold significant market positions in the majority of their product lines. Their products are not subject to rapid technological or functional obsolescence, which should result in continuous strong demand for products for many years.

Deferred Income Tax Assets

Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities. Recorded deferred income tax assets and liabilities are described in detail under "Income Taxes" in the Financial Review. Significant factors considered by management in the determination of the probability of realizing of deferred tax assets include historical operating results, expectations of future earnings and taxable income and the extended period of time over which the postretirement health care liability will be paid.

Pension Plans and Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either reduce or increase unamortized pension losses at the end of 2002, which ultimately affects net income.

Protection of the Environment

Eaton's operations involve the use and disposal of certain substances regulated under environmental protection laws. On an ongoing, regular basis, certain processes continue to be modified in order to reduce the impact on the environment, including the reduction or elimination of certain chemicals used in, and wastes generated from, operations. Liabilities related to environmental matters are further discussed under "Protection of the Environment" in the Financial Review.

Contingencies

The Company is subject to various investigations, claims, legal and administrative proceedings, covering a wide range of matters that arise in the ordinary course of business activities. Any liability that may result from these proceedings is not expected to have a material adverse effect on Eaton's financial position, net income or cash flows.

Other Matters

Eaton does not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons, also known as "special purpose entities" (SPEs). In the ordinary course of business, Eaton leases certain real properties, primarily sales and office facilities, and equipment, as described under "Lease Commitments" in the Financial Review. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, net income or cash flows.

Eaton uses straightforward, non-leveraged, financial instruments for which quoted market prices are readily available from a number of independent services, to manage exposure to fluctuations in foreign currencies, interest rates and commodity prices.

Contractual Obligations Related to Long-term Debt, Leases and Related Risk Disclosure

Eaton is subject to various financial risks attributable to operating in a global economy. Systems to measure and assure that these exposures are comprehensively evaluated have been developed so that appropriate and timely action can be taken to reduce risk, if necessary. Management performs a monthly oversight review of exposures. Derivative financial instruments are utilized on a discrete basis to manage exposures in the foreign exchange, interest and commodity markets only after approval by senior management. The counterparties used in these transactions have been diversified in order to minimize the impact of any potential credit loss in the event of nonperformance by the counterparties. The effect of derivative financial instruments on the Company's financial condition, net income or cash flows is not material. Derivative activities are described in greater detail under "Debt and Other Financial Instruments" in the Financial Review.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Eaton is subject to interest rate risk as it relates to long-term debt. The table below presents principal cash flows and related weighted-average interest rates by expected maturity dates of long-term debt, excluding foreign currency principal swaps and immaterial long-term debt of certain international operations.

2001	Expected maturity date							
	2002	2003	2004	2005	2006	There-after	Total	Fair value
Long-term debt, including current portion								
Fixed rate (US $)	$ 125	$ 150	$ 250	$ 15	$ 225	$ 939	$1,704	$1,832
Average interest rate	7.0%	3.1%	7.0%	6.4%	7.3%	7.2%	6.8%	
Commercial paper (US $)		$ 230		$ 400			$ 630	$ 630
Average interest rate		3.0%		3.0%			3.0%	

2000	Expected maturity date							
	2001	2002	2003	2004	2005	There-after	Total	Fair value
Long-term debt, including current portion								
Fixed rate (US $)	$ 100	$ 126		$ 253	$ 15	$1,135	$1,629	$1,693
Average interest rate	9.0%	7.0%		6.9%	6.4%	7.4%	6.9%	
Commercial paper (US $)			$ 500		$ 400		$ 900	$ 900
Average interest rate			6.6%		6.6%		6.6%	

See "Debt and Other Financial Instruments" in the Financial Review for additional information related to long-term debt of the Company.

Minimum rental commitments for 2002 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, are $81 and decline substantially thereafter.

Euro

On January 1, 2000, 11 of the 15 member countries of the European Union (EU) adopted the Euro as their common legal currency. Effective January 1, 2002, the Euro became the functional operating currency of the participating countries. Eaton has several operations within the participating countries. These operations reviewed strategic and tactical areas arising from the Euro conversion, focusing their efforts on those aspects of the Euro conversion required to conduct Euro-denominated business transactions. Those aspects included transacting business in the Euro, the competitive impact on product pricing and adjustments to billing systems to handle parallel currencies. The adoption of the Euro and the costs incurred to address the adoption of Euro did not have a material impact on the Company's financial condition, net income or cash flows.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements concerning the year 2002 operating earnings per share, Eaton's worldwide markets, benefits from restructuring programs, capital expenditures, cash flow, volumes from new business awards and contingencies. These statements are subject to various risks and uncertainties, many of which are outside of the Company's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for the Company's business segments, failure to implement restructuring plans, unanticipated downturns in business relationships with customers or sales to these customers, competitive pressures on sales and pricing, increases in the cost of material and other production costs or unexpected costs that cannot be recouped in product pricing, introduction of competing technologies, unexpected technical or marketing difficulties, and unanticipated further deterioration of economic and financial conditions in the United States and around the world. Eaton does not assume any obligation to update these forward-looking statements.

2000 Compared to 1999 – Continuing Operations

Results of Operations

Net sales of continuing operations were $8,309 in 2000, an increase of 4% over 1999. The increase in sales was primarily the result of the acquisition of Aeroquip-Vickers, Inc. in the second quarter of 1999, which more than offset sales decreases related to businesses sold in 1999. The acquisition of Aeroquip-Vickers was the primary driver of the 28% increase in sales of the Fluid Power segment to $2,607 in 2000, compared to 1999. Sales of the Industrial & Commercial Controls segment rose 7% to $2,421 in 2000 over 1999, in line with overall growth in underlying markets that were paced by strong non-residential building in North America. However, these increases in sales were largely offset by extraordinarily difficult conditions in markets for truck components that caused sales of this segment to fall 11% to $1,456 compared to 1999. Estimates for heavy truck production in the NAFTA region show that production fell from 333,000 units in 1999 to 252,000 in 2000, a decline of about 25%. As an industry leader in truck components, this segment was adversely affected by extraordinary volatility in this market and was unable to reduce resources at the same pace as orders dropped. Sales of the Automotive segment were $1,502 in 2000, up $7 from 1999, reflecting flat year-over-year light vehicle production in North America and in Europe, and helped by sales from introductions of new products.

Net sales in the United States and Canada in 2000 increased to $6,665, 7% over 1999, primarily the result of the acquisition of Aeroquip-Vickers and the strong performance of certain of the Company's North American markets. In Europe, sales rose 5% to $1,232, reflecting solid European economic performance with a 1% gain in light vehicle production, an 8% rise in medium and heavy truck production, and a 5% increase in industrial production during 2000. Sales in Latin America rose 15% to $412, primarily due to the Latin American economic rebound with 4% economic growth in the region. In the Pacific region, sales increased 19% in 2000 to $253, a reflection of that area's recovery from the economic crisis that occurred in Asia in 1998. As a result of the increases in sales at international operations, related operating profits increased 27% to $128.

As displayed in the Statement of Consolidated Income, continuing operations reported Income from operations of $649 in 2000 (7.8% of sales), down from $703 in 1999 (8.8% of sales). These results reflect the benefit of Eaton's diversification, with excellent performances by the Industrial & Commercial Controls and Fluid Power segments offsetting extremely difficult conditions in the Truck segment.

Income from operations in 2000 was reduced by restructuring charges of $52 ($34 after-tax, or $.47 per Common Share) compared to similar charges of $30 in 1999 ($20 after-tax, or $.27 per share). The restructuring charges in 2000 and 1999 were primarily associated with the integration of Aeroquip-Vickers, and also included $7 in 1999 for the restructuring of certain European operations of the Truck segment. These charges reduced operating profit of the Fluid Power segment, except for the $7 charge in 1999 mentioned previously, which reduced operating profit of the Truck segment, and charges related to corporate staff ($5 for 2000 and $2 for 1999).

Other income-net in 2000 included a net gain on the sale of corporate assets of $22 ($14 after-tax, or $.19 per Common Share). In 1999, the divestitures of the Engineered Fasteners and Fluid Power divisions resulted in a pretax gain of $340 ($198 after-tax, or $2.68 per share). These gains were included in the Statements of Consolidated Income below income from operations and in Business Segment Information below business segment operating profit.

Income from continuing operations was $363 in 2000 ($5.00 per Common Share), down from $603 in 1999 ($8.17 per share). Excluding unusual items in both years, earnings were $383 in 2000 ($5.28 per share), down from $425 in 1999 ($5.76 per share).

Business Segments

Fluid Power

Fluid Power sales were $2,607 in 2000, up 28% over 1999. The increase resulted primarily from the acquisition of Aeroquip-Vickers in the second quarter of 1999 and other acquisitions in 2000. This increase in sales was offset to some extent by a weaker Euro's impact on sales. The change in sales was also affected by a 3% increase in North American fluid power markets and a 9% decline in aerospace markets.

Operating profit in 2000 was $235 compared to $177 in 1999. In the context of soft industry conditions and the ongoing integration of Aeroquip-Vickers, the segment performed reasonably well. The most difficult aspects of the manufacturing integration of this acquisition have been completed. Overall, the acquisition added about $.70 to earnings per share in 2000. Before acquisition integration charges of $47 in 2000 and $21 in 1999, operating profit was $282 (10.8% of net sales), up 42% from $198 (9.7% of sales) in 1999.

During 2000, Eaton completed three acquisitions; the industrial cylinder business of International Motion Control Incorporated, Frederick Duffield PTY Ltd., an Australian-based manufacturer of metal hydraulic fittings and adapters, and the clamps, flanges, seals and flexible joint business of Honeywell International.

Industrial & Commercial Controls

Industrial & Commercial Controls sales and profits in 2000 were at record levels. Sales of $2,421 were 7% ahead of 1999, consistent with the increase in North American shipments of distribution equipment and industrial controls. Fourth quarter Cutler-Hammer orders were up 6% with disproportionate strength in distribution equipment offsetting weakness in industrial controls.

Operating profit of $251 (10.4% of net sales) was 39% higher than 1999 operating profit of $181 (8.0% of sales). The increase was primarily due to increased sales in 2000. C-H ESS, the engineering services business, reported operating profits during the fourth quarter of 2000, the first full quarter of profitability.

At the end of 2000, the power tool switch product line, with annual sales of about $40, was sold.

Automotive

Automotive segment sales were $1,502 in 2000, only slightly above 1999 in large part because of the weak Euro exchange rate. A 2% increase in volume compared favorably with trends in Eaton's light vehicle markets, including a 2% drop in production in the NAFTA region, a 1% increase in Europe, and a 19% rise in South American output. The above-market volume performance was largely related to new product introductions. Operating profit in 2000 was $214 (14.2% of net sales), up from $211 (14.1% of sales) in 1999.

During 2000, Eaton began an expansion of its supercharger capacity in Brazil.

Truck

Truck sales in 2000 were $1,456, 11% below 1999. This compares to a 25% decline in NAFTA production of heavy trucks, a 5% drop in NAFTA medium-duty truck production, an 8% rise in European medium and heavy truck output and a 30% increase in South American commercial vehicle production. This segment reported operating profits of $107 in 2000 compared to profits of $242 in 1999, before restructuring charges of $7 in 1999.

The North American heavy truck industry suffered a 25% drop during 2000, with the entire production decline occurring in the second half of the year. This decline was unprecedented, especially during a period of generally favorable macroeconomic conditions. As an industry leader, Eaton was fully affected by this extraordinary volatility, and was unable to reduce resources at the same pace as orders dropped. This segment continued to win new business on a global scale. However, the Company determined that the costs of serving demanding customer needs in the context of unprecedented volatility had become unacceptably high. As a result, in January 2001, the Company announced its plan to restructure the Truck segment in order to begin to evolve to a business model that is less vertically integrated, takes better advantage of its global presence, and focuses on those areas where it brings distinctive value to the marketplace.

During 2000, the Company announced a multi-year, $250 agreement to supply medium-duty truck transmission components to DaimlerChrysler AG in Brazil from Eaton's facility in Mogi Mirim, Brazil.

Non-operating Income (Expense)

Amortization of goodwill and other intangible assets was $95 in 2000, up $9 from $86 in 1999. The increase was largely attributable to the recognition of a full year of amortization related to the acquisition of Aeroquip-Vickers, compared to nine months in 1999.

Net interest expense was $177 in 2000 compared to $152 in 1999. The increase was largely due to the recognition of a full year of interest for borrowings required to finance the acquisition of Aeroquip-Vickers in the second quarter of 1999.

Corporate & other expenses netted to income of $9 in 2000 compared to net expense of $29 in 1999, or a net change of $38. The change was primarily related to a $22 gain on the sale of corporate assets recorded in 2000.

Quarterly Data

(Unaudited)	Quarter ended in 2001				Quarter ended in 2000			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Continuing operations								
Net sales	$ 1,695	$ 1,750	$ 1,871	$ 1,983	$ 1,948	$ 2,008	$ 2,169	$ 2,184
Gross margin	415	424	471	486	493	516	605	603
Percent of sales	24%	24%	25%	25%	25%	26%	28%	28%
Income before income taxes	39	61	74	104	85	105	186	176
Income after income taxes	$ 30	$ 40	$ 49	$ 50	$ 58	$ 69	$ 123	$ 113
Income from discontinued operations					26	24	22	18
Net income	$ 30	$ 40	$ 49	$ 50	$ 84	$ 93	$ 145	$ 131
Net income per Common Share assuming dilution								
Continuing operations	$ .42	$ .57	$ .69	$ .72	$ .83	$ .95	$ 1.66	$ 1.52
Discontinued operations					.37	.33	.30	.25
	$ .42	$ .57	$ .69	$ .72	$ 1.20	$ 1.28	$ 1.96	$ 1.77
Net income per Common Share basic								
Continuing operations	$ .42	$ .58	$ .70	$ .73	$ .84	$ .96	$ 1.69	$ 1.55
Discontinued operations					.37	.33	.30	.25
	$ .42	$ .58	$ .70	$ .73	$ 1.21	$ 1.29	$ 1.99	$ 1.80
Cash dividends paid per Common Share	$ .44	$ .44	$ .44	$ .44	$ .44	$ .44	$ .44	$ .44
Market price per Common Share								
High	$ 76.00	$ 76.90	$ 81.43	$ 74.97	$ 76.31	$ 73.81	$ 86.56	$ 81.44
Low	58.34	55.12	66.16	63.75	57.50	58.94	66.25	60.13

A reconciliation of income from continuing operations to operating earnings of continuing operations follows:

	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Income from continuing operations	$ 30	$ 40	$ 49	$ 50	$ 58	$ 69	$ 123	$ 113
Excluding (after-tax)								
Unusual charges	17	22	17	30	14	8	7	5
Gain of sales of businesses		(15)		(7)				
Gain on sales of corporate assets							(7)	(7)
Operating earnings from continuing operations	$ 47	$ 47	$ 66	$ 73	$ 72	$ 77	$ 123	$ 111
Income from continuing operations per Common Share assuming dilution	$ .42	$ .57	$ .69	$ .72	$ .83	$ .95	$ 1.66	$ 1.52
Per share impact of unusual items	.23	.09	.25	.33	.20	.12	(.01)	(.02)
Operating earnings per Common Share								
Continuing operations	.65	.66	.94	1.05	1.03	1.07	1.65	1.50
Discontinued operations					.37	.33	.30	.25
	$ .65	$ .66	$ .94	$ 1.05	$ 1.40	$ 1.40	$ 1.95	$ 1.75
Cash earnings per Common Share assuming dilution								
Continuing operations	$ .91	$ .93	$ 1.22	$ 1.34	$ 1.31	$ 1.34	$ 1.92	$ 1.77
Discontinued operations					.40	.35	.33	.28
	$ .91	$ .93	$ 1.22	$ 1.34	$ 1.71	$ 1.69	$ 2.25	$ 2.05

Cash earnings per Common Share represent income per share excluding unusual items and before amortization expense for goodwill and other intangible assets.

The effective income tax rate for the fourth quarter of 2001 was 24.9% compared to 31.8% in the fourth quarter of 2000. The lower rate in 2001 was related to adjustments of worldwide tax liabilities, including claims filed for research credits for prior years.

Six-Year Consolidated Financial Summary

(Millions except for per share data)	2001	2000	1999	1998	1997	1996
Continuing operations						
Net sales	$7,299	$8,309	$8,005	$6,358	$7,104	$6,515
Income before income taxes	278	552	943	616	730	428
Income after income taxes	$ 169	$ 363	$ 603	$ 430	$ 526	$ 305
Percent of net sales	2.3%	4.4%	7.5%	6.7%	7.4%	4.7%
Extraordinary item–redemption of debentures					(54)	
Income (loss) from discontinued operations		90	14	(81)	(62)	44
Net income	$ 169	$ 453	$ 617	$ 349	$ 410	$ 349
Net income per Common Share assuming dilution						
Continuing operations	$ 2.39	$ 5.00	$ 8.17	$ 5.91	$ 6.72	$ 3.89
Extraordinary item					(.69)	
Discontinued operations		1.24	.19	(1.11)	(.79)	.57
	$ 2.39	$ 6.24	$ 8.36	$ 4.80	$ 5.24	$ 4.46
Average number of Common Shares outstanding	70.5	72.6	73.7	72.7	78.2	78.2
Net income per Common Share basic						
Continuing operations	$ 2.43	$ 5.06	$ 8.31	$ 6.02	$ 6.85	$ 3.93
Extraordinary item					(.71)	
Discontinued operations		1.25	.20	(1.13)	(.80)	.57
	$ 2.43	$ 6.31	$ 8.51	$ 4.89	$ 5.34	$ 4.50
Average number of Common Shares outstanding	69.4	71.8	72.5	71.4	76.8	77.4
Cash dividends paid per Common Share	$ 1.76	$ 1.76	$ 1.76	$ 1.76	$ 1.72	$ 1.60
Market price per Common Share						
High	$81.43	$86.56	$103.50	$99.63	$103.38	$70.88
Low	55.12	57.50	62.00	57.50	67.25	50.38
Total assets	$7,646	$8,180	$8,342	$5,570	$5,497	$5,290
Long-term debt	2,252	2,447	1,915	1,191	1,272	1,062
Total debt	2,440	3,004	2,885	1,524	1,376	1,092
Shareholders' equity	2,475	2,410	2,624	2,057	2,071	2,160
Shareholders' equity per Common Share	$35.61	$35.29	$35.44	$28.69	$27.72	$28.00
Common Shares outstanding	69.5	68.3	74.0	71.7	74.7	77.1

A reconciliation of income from continuing operations to operating earnings of continuing operations follows:

	2001	2000	1999	1998	1997	1996
Income from continuing operations	$ 169	$ 363	$ 603	$ 430	$ 472	$ 305
Excluding (after-tax)						
Unusual charges	86	34	20	44	69	31
Gain of sales of businesses	(22)		(198)	(28)	(69)	
Gain on sales of corporate assets		(14)				
Operating earnings from continuing operations	$ 233	$ 383	$ 425	$ 446	$ 472	$ 336
Income from continuing operations per Common Share assuming dilution	$ 2.39	$ 5.00	$ 8.17	$ 5.91	$ 6.03	$ 3.89
Per share impact of unusual items	.91	.28	(2.41)	.23		.40
Operating earnings per Common Share						
Continuing operations	3.30	5.28	5.76	6.14	6.03	4.29
Discontinued operations		1.24	.19	(.73)	.30	.58
	$ 3.30	$ 6.52	$ 5.95	$ 5.41	$ 6.33	$ 4.87
Cash earnings per Common Share assuming dilution						
Continuing operations	$ 4.40	$ 6.37	$ 6.74	$ 6.75	$ 6.55	$ 4.77
Discontinued operations		1.35	.30	(.63)	.31	.58
	$ 4.40	$ 7.72	$ 7.04	$ 6.12	$ 6.86	$ 5.35

Cash earnings per Common Share represents income per share excluding unusual items and before amortization expense for goodwill and other intangible assets.

Directors

Michael J. Critelli
Chairman and Chief Executive Officer, Pitney Bowes Inc., Stamford, CT, a provider of messaging and advanced business communications solutions

Alexander M. Cutler
Chairman and Chief Executive Officer; President, Eaton Corporation

Ernie Green
President and Chief Executive Officer, EGI, Inc., Dayton, OH, a manufacturer of automotive components

Ned C. Lautenbach
Partner, Clayton, Dubilier & Rice, Inc., New York, NY, a private equity investment firm specializing in leveraged buyouts

Deborah L. McCoy
Senior Vice President, Flight Operations, Continental Airlines, Inc., Houston, TX

John R. Miller
Chairman, President and Chief Executive Officer, Petroleum Partners, Inc., Cleveland, OH, a provider of outsourcing services to the petroleum industry

Furman C. Moseley
Chairman and Chief Executive Officer, Sasquatch Books, Seattle, WA

Victor A. Pelson
Senior Advisor to UBS Warburg LLC, New York, NY, investment bankers

A. William Reynolds
Chief Executive, Old Mill Group, Hudson, OH, a private investment firm

Gary L. Tooker
Former Chairman and Chief Executive Officer, Motorola, Inc., Schaumburg, IL, a manufacturer of electronics equipment

Corporate Officers

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Craig Arnold
Senior Vice President and Group Executive–Fluid Power

Stephen M. Buente
Senior Vice President and Group Executive–Automotive

Randy W. Carson
Senior Vice President and Group Executive–Cutler-Hammer

James E. Sweetnam
Senior Vice President and Group Executive–Truck

Kristen M. Bihary
Vice President–Communications

Donald H. Bullock
Vice President–Information Technologies

Susan J. Cook
Vice President–Human Resources

Earl R. Franklin
Secretary and Associate General Counsel

J. Robert Horst
Vice President and General Counsel

John S. Mitchell
Vice President–Taxes

Robert E. Parmenter
Vice President and Treasurer

Billie K. Rawot
Vice President and Controller

Ken D. Semelsberger
Vice President–Strategic Planning

Appointed Officers

Alfonso Acevedo
Vice President–Automotive Fluid Connectors Operations

David M. Adams
Vice President–Hydraulics Operations

Siisi Adu-Gyamfi
Vice President–Marketing

David S. Barrie
Vice President–Asia/Pacific

Craig A. Black
Vice President and Chief Technology Officer

Arnaldo Comisso
Vice President–Latin America

Steven K. Eisenberg
Vice President–Aerospace Operations

William C. Hartman
Vice President–Investor Relations

Laurence M. Iwan
Vice President–Engine Air Management Operations

Scott L. King
Vice President–Automotive Sales and Marketing

Jean-Pierre Lacombe
Vice President–Europe

James L. Mason
Vice President–Public and Community Affairs

Stanley V. Mickens
Vice President–Supplier Resource Management

Frank Navratil
Vice President–Electrical Distribution Products Operations

Joseph P. Palchak
Vice President–Powertrain and Specialty Controls Operations

David D. Renz
Vice President–Truck Sales and Marketing

William R. VanArsdale
Vice President–Cutler-Hammer Sales and Services

Jerry R. Whitaker
Vice President–Power and Control Systems Operations

Shareholder Information

Address

Eaton Corporation
Eaton Center
Cleveland, Ohio 44114-2584
216.523.5000
www.eaton.com

Annual Meeting

The company's 2002 annual meeting of shareholders will be held at 10:30 a.m., Eastern Time, on Wednesday, April 24, 2002, at The Forum Conference and Education Center, One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio. Formal notice of the meeting, a proxy statement and proxy form will be mailed to each shareholder of record on or about March 15, 2002.

Annual Report on Form 10-K and Other Financial Reports

Any shareholder may, upon written request to the Investor Relations Office, obtain without charge a copy of Eaton's Annual Report on Form 10-K for 2001 as filed with the Securities and Exchange Commission. The report will be available after March 31, 2002. The Annual Report on Form 10-K and all other public financial reports are also available at Eaton's Internet address, shown above.

Interactive Annual Report to Shareholders

We invite you to visit www.eaton.com/annualreport to view our 2001 online interactive annual report to shareholders.

Quarterly Financial Releases

Eaton's financial results are available approximately two weeks after the end of each quarter through Eaton Corporation Shareholder Direct, 888.EATON11 (888.328.6611).

Common Shares

Listed for trading: New York, Chicago, Pacific and London stock exchanges
(Ticker Symbol: ETN)

Transfer Agent, Registrar, Dividend Disbursing Agent and Dividend Reinvestment Agent

EquiServe Trust Company, N.A.
P.O. Box 2500, Jersey City, New Jersey 07303-2500
800.317.4445
TDD: 201.222.4955 (Hearing Impaired)
E-Mail Address: equiserve@equiserve.com
www.equiserve.com

Dividend Reinvestment Plan

A dividend reinvestment plan is available at no charge to record holders of Eaton Common Shares. Through the plan, record holders may buy additional shares by reinvesting their cash dividends or investing additional cash up to $60,000 per year. Interested shareholders of record should contact EquiServe Trust Company, N.A., above.

Direct Deposit of Dividends

Shareholders of record may have their dividends directly deposited to their bank accounts. Interested shareholders of record should contact EquiServe Trust Company, N.A., above.

Investor Relations Contact

Investor inquiries may be directed to 888.328.6647.

Charitable Contributions

A report of Eaton's charitable contributions is available upon written request to the Office of Public and Community Affairs at the Eaton Corporation address shown above.

Eaton, E:T·N, Cutler-Hammer, Supercharger (& design), and VORAD are federally registered trademarks of Eaton Corporation. Other trademarks and/or service marks of Eaton Corporation include but are not limited to AFCI, C-H ESS, Eaton Business System, EBS, Eaton Lean System, Eaton University, EVT-300, Fluid Condition Monitor, FCM, Hydraulic Launch Assist, HLA, Intelligent Technologies, IT, and PROLaunch.

Joint Strike Fighter is a trademark of Lockheed Martin Corporation. RAH-66 Comanche is a trademark of Sikorsky Aircraft Corporation. M2 and Crusader are trademarks of the United Defense, L.P. GIV is a registered trademark of Gulfstream Aerospace Corporation. A380 is a trademark of EADS Airbus GmbH Corporation. Mercedes-Benz is a registered trademark of DaimlerChrysler. Penske Logistics is a trademark of Penske System, Inc.

A special thanks to the following Eaton employees pictured in this report: Olga Acosta, Sudhanshu Chhabra, Joe Cook, Catherine Guitar, Lauren Haag, Jamal Hartwell, Jim Mason, Nagui Matta, Phuon Roeung, Damaris Santiago, and Ed Terrell.

Design: Nesnadny + Schwartz, Cleveland + New York + Toronto Photography: Roger Mastroianni



Eaton Corporation
Eaton Center
Cleveland, OH 44114-2584
www.eaton.com



© 2002 Eaton Corporation
All Rights Reserved
Printed in USA